Filed Pursuant to Rule 424(b)(3)
Registration No. 333-212639

STRATEGIC STORAGE TRUST IV, INC.

SUPPLEMENT NO. 7 DATED NOVEMBER 14, 2019

TO THE PROSPECTUS DATED APRIL 19, 2019

This document supplements, and should be read in conjunction with, the prospectus of Strategic Storage Trust IV, Inc. dated April 19, 2019, Supplement No. 1 dated May 16, 2019, Supplement No. 2 dated June 21, 2019, Supplement No. 3 dated July 11, 2019, Supplement No. 5 dated August 16, 2019 and Supplement No. 6 dated October 30, 2019. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

•	an update on the status of our public offering;
•	our acquisition of self storage facilities in the States of Florida, North Carolina and Virginia;
•	an increase of our maximum borrowing capacity under our revolving credit facility;
•	information regarding our share redemption program;
•	an update to our risk factors;
•	information regarding related party fees and expenses;
•	our distribution declaration history;
•	selected financial data;
•

an update to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the prospectus to include information for the three and nine months ended September 30, 2019; and

•	our unaudited consolidated financial statements as of and for the three and nine months ended September 30, 2019.

Status of Our Offering

On January 25, 2017, we sold $7.5 million in Class A shares, or approximately 360,577 Class A shares, to an institutional account investor pursuant to a private offering transaction. On March 17, 2017, our public offering was declared effective. As of November 8, 2019, in connection with our public offering, we have received gross offering proceeds of approximately $208.0 million, consisting of approximately $102.6 million from the sale of approximately 4.1 million Class A shares, approximately $84.0 million from the sale of approximately 3.5 million Class T shares, and approximately $21.4 million from the sale of approximately 0.9 million Class W shares. As of November 8, 2019, approximately $887.0 million in shares remained available for sale in our public offering, including shares available pursuant to our distribution reinvestment plan.

Acquisition of Self Storage Facilities in the States of Florida, North Carolina and Virginia

As previously disclosed, one of our subsidiaries executed two purchase and sale agreements with unaffiliated third parties for the acquisition of a portfolio of four self storage facilities located in the States of Florida, North Carolina and Virginia (the “Properties”). On November 5, 2019, we closed on the purchase of the Properties for a purchase price of $64.45 million, plus closing and acquisition costs, which was primarily funded by a drawdown under the our revolving credit facility. A summary of the Properties is as follows:

Property	Address	Approx. Purchase Price	Approx. Sq. Ft. (net)	Approx. Units
University City	7307 University City Blvd., Charlotte, NC 28262	$11,900,000	78,700	810
Charlottesville	2307 Hydraulic Rd., Charlottesville, VA 22901	20,700,000	71,000	830
Ardrey Kell	9800 Ardrey Kell Rd., Charlotte, NC 28277	18,400,000	97,800	1,090
Ocoee	1071 Marshall Farms Rd., Ocoee, FL 34761	13,450,000	78,200	770
TOTAL		$64,450,000	325,700	3,500

Increase in Maximum Borrowing Capacity Under our Revolving Credit Facility

As previously disclosed, we, through our operating partnership, Strategic Storage Operating Partnership IV, L.P. (the “Operating Partnership”), and certain affiliated entities, have an existing credit facility with (the “Credit Facility”) with KeyBank, National Association and certain other lenders (the “Lenders”).

On November 5, 2019, the Company, through the Operating Partnership and various special purpose entities (collectively, the “Borrowers”), entered into an Increase Agreement with the Lenders (the “Increase Agreement”). Pursuant to the Increase Agreement and other related agreements: (i) the maximum borrowing capacity on the Credit Facility was increased by $35 million to a total size of $135 million and (ii) three of the Company’s properties were added as collateral. In connection with the closing of the Properties, described above, the Company drew an additional $65 million under the Credit Facility. After this draw, the total amount outstanding on the Credit Facility was increased to $105 million.

Share Redemption Program Information

For the nine months ended September 30, 2019, we received redemption requests totaling approximately $660,000 (approximately 29,000 shares), approximately $320,000 of which were fulfilled during the nine months ended September 30, 2019, with the remaining approximately $340,000 included in accounts payable and accrued liabilities as of September 30, 2019, and fulfilled in October 2019.

Update to our Risk Factors

The following hereby replaces the risk factor captioned “We have incurred a net loss to date, have an accumulated deficit and our operations may not be profitable in 2019” under the “Risk Factors—Risks Related to this Offering and an Investment in Strategic Storage Trust IV, Inc.” section of our prospectus.

We have incurred a net loss to date, have an accumulated deficit and our operations may not be profitable in 2019.

We incurred a net loss attributable to common stockholders of approximately $2.0 million and $7.1 million for the three and nine months ended September 30, 2019, respectively. Our accumulated deficit was approximately $13.1 million as of September 30, 2019. Given that we are still early in our fundraising and acquisition stage, our operations may not be profitable in 2019.

Related Party Fees and Expenses

The following table summarizes related party costs incurred and paid by us for the year ended December 31, 2018 and the nine months ended September 30, 2019, as well as any related amounts payable as of December 31, 2018 and September 30, 2019:

	Year Ended December 31, 2018			Nine Months Ended September 30, 2019
	Incurred	Paid	Payable	Incurred	Paid	Payable
Expensed
Operating expenses (including organizational costs)	$775,948	$754,396	$26,616	$910,866	$794,843	$142,639
Asset management fees	613,637	615,399	7,833	1,350,563	1,353,124	5,272
Property management fees	350,058	358,818	—	728,012	728,012	—
Transfer Agent expenses	163,898	153,355	10,543	197,592	196,180	11,955
Acquisition expenses	666,416	666,416	—	481,857	481,857	—
Capitalized
Acquisition expenses	76,890	76,890	—	33,600	33,600	—
Additional Paid-in Capital
Selling commissions	3,884,006	3,838,693	45,313	3,878,445	3,847,510	76,248
Dealer Manager fees	1,352,419	1,351,849	16,253	1,473,922	1,460,445	29,730
Stockholder Servicing Fees and Dealer Manager Servicing Fees(1)	1,297,283	216,670	1,595,773	2,392,317	497,444	3,490,646
Offering costs	356,021	371,085	18,302	133,355	96,161	55,496
Total	$9,536,576	$8,403,571	$1,720,633	$11,580,529	$9,489,176	$3,811,986
(1)

We pay our dealer manager an ongoing stockholder servicing fee that is payable monthly and accrues daily in an amount equal to 1/365th of 1% of the purchase price per share of the Class T Shares and an ongoing dealer manager servicing fee that is payable monthly and accrues daily in an amount equal to 1/365th of 0.5% of the purchase price per share of the Class W Shares sold in the Primary Offering.

Distribution Declaration History

The following table shows the distributions we have paid through September 30, 2019:

Quarter	OP Unit Holders	Common Stockholders	Distributions Declared per Common Share(1)
1st Quarter 2017	$ 1,332	$54,031	$ 0.15(2)
2nd Quarter 2017	$ 3,050	$ 143,386	$0.39
3rd Quarter 2017	$ 3,380	$ 216,163	$0.39
4th Quarter 2017	$ 3,463	$ 451,540	$0.39
1st Quarter 2018	$ 4,004	$ 710,976	$0.39
2nd Quarter 2018	$ 3,498	$ 998,126	$ 0.39

Quarter	OP Unit Holders	Common Stockholders	Distributions Declared per Common Share(1)
3rd Quarter 2018	$ 3,503	$1,340,577	$ 0.39
4th Quarter 2018	$ 3,464	$1,590,665	$ 0.39
1st Quarter 2019	$ 3,425	$1,853,451	$ 0.39
2nd Quarter 2019	$ 3,500	$2,549,737	$ 0.39
3rd Quarter 2019	$ 3,501	$2,935,216	$ 0.39
(1)	Declared distributions are paid monthly in arrears.
(2)	Distributions in the first quarter of 2017 were declared for the last seven days in January and the month of February only.

The following shows our distributions and the sources of such distributions for the respective periods presented:

	Nine Months Ended September 30, 2019		Nine Months Ended September 30, 2018
Distributions paid in cash — common stockholders	$3,807,794		$1,742,075
Distributions paid in cash — Operating Partnership unitholders	10,426		11,005
Distributions reinvested	3,530,610		1,307,604
Total distributions	$7,348,830		$3,060,684
Source of distributions
Cash flows provided by operations	$397,364	5.4%	$—	0%
Proceeds from the Public Offering	3,420,856	46.6%	1,753,080	57.3%
Offering proceeds from distribution reinvestment plan	3,530,610	48.0%	1,307,604	42.7%
Total sources	$7,348,830	100.0%	$3,060,684	100.0%

From our inception through September 30, 2019, we paid cumulative distributions of approximately $12.9 million, as compared to cumulative net loss attributable to our common stockholders of approximately $13.1 million. For the nine months ended September 30, 2019, we paid distributions of approximately $7.3 million, as compared to a net loss attributable to our common stockholders of approximately $7.1 million. Net loss attributable to our common stockholders for the nine months ended September 30, 2019 reflects non-cash depreciation and amortization of approximately $8.5 million and acquisition related expenses of approximately $0.8 million. From our inception through September 30, 2019, cumulative net loss attributable to our common stockholders reflects non-cash depreciation and amortization of approximately $12.6 million, and acquisition related expenses of approximately $2.6 million.

For the nine months ended September 30, 2018, we paid distributions of approximately $3.1 million, as compared to a net loss attributable to our common stockholders of approximately $2.7 million. Net loss attributable to our common stockholders for the nine months ended September 30, 2018 reflects non-cash depreciation and amortization of approximately $1.9 million and acquisition related expenses of approximately $1.1 million. From our inception through September 30, 2019, cumulative net loss attributable to our common stockholders reflects non-cash depreciation and amortization of approximately $2.2 million, and acquisition related expenses of approximately $1.5 million.

We must distribute to our stockholders at least 90% of our taxable income each year in order to meet the requirements for being treated as a REIT under the Code. Our directors may authorize distributions in excess of this percentage as they deem appropriate. Because we may receive income from interest or rents at various times during our fiscal year, distributions may not reflect our income earned in that particular distribution period, but may be made in anticipation of cash flow that we expect to receive during a later period and may be made in advance of actual receipt of funds in an attempt to make distributions relatively uniform. To allow for such differences in timing between the receipt of income and the payment of expenses, and the effect of required debt payments, among other things, we could be required to borrow funds from third parties on a short-term basis, issue new securities, or sell assets to meet the distribution requirements that are necessary to achieve the tax benefits associated with qualifying as a REIT. We are not prohibited from undertaking such activities by our charter, bylaws or investment policies, and we may use an unlimited amount from any source to pay our distributions. These methods of obtaining funding could affect future distributions by increasing operating costs and decreasing available cash, which could reduce the value of our stockholders’ investment in our shares. In addition, such distributions may constitute a return of investors’ capital.

We may not be able to pay distributions from our cash flows from operations, in which case distributions may be paid in part from debt financing or from proceeds from the issuance of common stock in the Public Offering. The payment of distributions from sources other than cash flows from operations may reduce the amount of proceeds available for investment and operations or cause us to incur additional interest expense as a result of borrowed funds.

Selected Financial Data

The following is a summary of financial information for the periods shown below.

	As of and For the Nine Months Ended September 30, 2019 (unaudited)	As of and For the Nine Months Ended September 30, 2018 (unaudited)
Operating Data
Total revenues	$12,271,492	$2,748,054
Operating loss	(3,837,881)	(2,474,994)
Net loss attributable to Strategic Storage Trust IV, Inc. common stockholders	(7,119,204)	(2,703,219)
Net loss per Class A common share-basic and diluted	(1.00)	(0.90)
Net loss per Class T common share-basic and diluted	(1.00)	(0.90)

Net loss per Class W common share-basic and diluted	(1.00)	(0.90)
Dividends declared per common share	1.17	1.17
Balance Sheet Data
Real estate facilities	$189,969,534	$79,573,867
Total assets	212,068,534	101,004,339
Total debt	44,143,987	16,594,621
Total liabilities	52,208,146	20,052,375
Total equity	154,898,184	79,487,895
Other Data
Net cash provided by (used in) operating activities	$397,364	$(1,172,370)
Net cash used in investing activities	(65,435,881)	(75,795,331)
Net cash provided by financing activities	54,882,436	67,023,047

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with our financial statements and notes thereto contained elsewhere in this supplement. The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should also be read in conjunction with our financial statements and notes thereto and Management’s Discussion and Analysis of Financial Condition and Results of Operations included in our Annual Report on Form 10-K for the year ended December 31, 2018, which are incorporated by reference into our prospectus.

Overview

Strategic Storage Trust IV, Inc., a Maryland corporation (the “Company”), was formed on June 1, 2016 under the Maryland General Corporation Law for the purpose of engaging in the business of investing in self storage facilities. The Company’s year-end is December 31. As used in this supplement, “we,” “us,” “our” and “Company” refer to Strategic Storage Trust IV, Inc. and each of our subsidiaries.

Prior to June 28, 2019, both we and Strategic Storage Trust II, Inc. (“SST II”), were sponsored by SmartStop Asset Management, LLC (“SAM,” or our “Prior Sponsor”). On June 28, 2019, SST II, and its operating partnership, Strategic Storage Operating Partnership II, L.P., entered into a series of transactions, agreements, and amendments to its existing agreements and arrangements (such agreements and amendments are referred to collectively as the “Self Administration Transaction”), with our Prior Sponsor, and its affiliates, pursuant to which, effective as of June 28, 2019, SST II acquired the self storage advisory, asset management, property management, investment management, and Tenant Programs of SAM, along with certain other assets, including SAM’s sole membership interest in SmartStop Storage Advisors, LLC, which owned all of the membership interests of our advisor and our property manager. Immediately after the Self Administration Transaction, SST II changed its name to SmartStop Self Storage REIT, Inc. (“SmartStop”). As a result of the Self Administration Transaction, SmartStop REIT Advisors, LLC, an indirect subsidiary of SmartStop, became the sponsor (our “Sponsor”) of our Offering of shares of our common stock, as described below. Our Sponsor owns 100% of Strategic Storage Advisor IV, LLC (our “Advisor”) and Strategic Storage Property Management IV, LLC (our “Property Manager”).

On January 25, 2017, we sold approximately 360,577 Class A shares for $7.5 million to an institutional account investor pursuant to a private offering transaction (the “Private Offering Transaction”).

On March 17, 2017, we commenced a public offering of a maximum of $1 billion in common shares for sale to the public (the “Primary Offering”) and $95 million in common shares for sale pursuant to our distribution reinvestment plan (collectively, the “Public Offering”).

On June 20, 2019, our board of directors, upon recommendation of our nominating and corporate governance committee, approved an estimated value per share of $22.65 for our Class A shares, Class T shares, and Class W shares based on the estimated value of our assets less the estimated value of our liabilities, or net asset value, divided by the number of shares outstanding on an adjusted fully diluted basis, calculated as of March 31, 2019. As a result of the calculation of our estimated value per share, effective on June 21, 2019, the offering price of Class A shares became $24.89 per share, the offering price of Class T shares became $24.10 per share, and the offering price of Class W shares became $22.65 per share. In addition, shares sold pursuant to our distribution reinvestment plan are now sold at $22.65 per share for Class A, Class T, and Class W shares, effective for distribution payments being paid beginning in July 2019. See our Current Report on Form 8-K filed with the SEC on June 21, 2019 for a description of the methodologies and assumptions used to determine, and the limitations of, the estimated value per share.

As of September 30, 2019, we owned 17 self storage facilities located in six states comprising approximately 11,640 units and approximately 1,433,800 rentable square feet.

As of September 30, 2019, we owned 50% equity interests in four unconsolidated real estate ventures in the Greater Toronto Area that are intended to be developed into self storage facilities, with subsidiaries of SmartCentres Real Estate Investment Trust (“SmartCentres”) owning the other 50% of such entities. In addition, we had entered into two other contribution agreements with respect to two separate tracts of land in the Greater Toronto Area owned by SmartCentres. For more information, see Note 4 of the Notes to the Consolidated Financial Statements contained in this supplement.

As of September 30, 2019, our self storage portfolio was comprised as follows:

State	No. of Properties	Units(1)	Sq. Ft. (net)(2)	% of Total Rentable Sq. Ft.	Physical Occupancy %(3)	Rental Income %(4)
California	1	470	57,500	4.0%	91%	4%
Florida	3	2,260	334,900	23.4%	88%	24%
Nevada	2	1,220	131,500	9.1%	90%	11%
New Jersey	1	1,900	158,000	11.0%	81%	17%
Texas	8	4,610	605,900	42.3%	88%	37%
Washington	2	1,180	146,000	10.2%	88%	7%
	17	11,640	1,433,800	100%	87%	100%

(1)	Includes all rentable units, consisting of storage units and parking units (approximately 500 units).
(2)	Includes all rentable square feet consisting of storage units and parking units (approximately 187,000 square feet).
(3)	Represents the occupied square feet of all facilities we owned in a state divided by total rentable square feet of all the facilities we owned in such state as of September 30, 2019.
(4)	Represents rental income for all facilities we own in a state divided by our total rental income for the month ended September 30, 2019.

Critical Accounting Policies

We have established accounting policies which conform to generally accepted accounting principles (“GAAP”) in the U.S. Preparing financial statements in conformity with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. Following is a discussion of the estimates and assumptions used in setting accounting policies that we consider critical in the presentation of our financial statements. Many estimates and assumptions involved in the application of GAAP may have a material impact on our financial condition or operating performance, or on the comparability of such information to amounts reported for other periods, because of the subjectivity and judgment required to account for highly uncertain items or the susceptibility of such items to change. These estimates and assumptions affect our reported amounts of assets and liabilities, our disclosure of contingent assets and liabilities at the dates of the financial statements and our reported amounts of revenue and expenses during the period covered by this supplement. If management’s judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied or different amounts of assets, liabilities, revenues and expenses would have been recorded, thus resulting in a materially different presentation of the financial statements or materially different amounts being reported in the financial statements. Additionally, other companies may use different estimates and assumptions that may impact the comparability of our financial condition and results of operations to those companies.

We believe that our critical accounting policies include the following: real estate purchase price allocations; the evaluation of whether any of our long-lived assets have been impaired; the determination of the useful lives of our long-lived assets; and the evaluation of the consolidation of our interests in joint ventures. The following discussion of these policies supplements, but does not supplant the description of our significant accounting policies, as contained in Note 2 of the Notes to the Consolidated Financial Statements contained in this supplement, and is intended to present our analysis of the uncertainties involved in arriving upon and applying each policy.

Real Estate Purchase Price Allocation

We account for acquisitions in accordance with GAAP which requires that we allocate the purchase price of a property to the tangible and intangible assets acquired and the liabilities assumed based on their relative fair values. This guidance requires us to make significant estimates and assumptions, including fair value estimates, which requires the use of significant unobservable inputs as of the acquisition date.

The value of the tangible assets, consisting of land and buildings, is determined as if vacant. Because we believe that substantially all of the leases in place at properties we will acquire will be at market rates, as the majority of the leases are month-to-month contracts, we do not expect to allocate any portion of the purchase prices to above or below market leases. We also consider whether in-place, market leases represent an intangible asset. Acquisitions of portfolios of facilities are allocated to the individual facilities based upon an income approach or a cash flow analysis using appropriate risk adjusted capitalization rates which take into account the relative size, age, and location of the individual facility along with current and projected occupancy and rental rate levels or appraised values, if available.

Our allocations of purchase prices are based on certain significant estimates and assumptions, variations in such estimates and assumptions could result in a materially different presentation of the consolidated financial statements or materially different amounts being reported in the consolidated financial statements.

Impairment of Long-Lived Assets

The majority of our assets, other than cash and cash equivalents, consist of long-lived real estate assets as well as intangible assets related to our acquisitions. We will evaluate such assets for impairment based on events and changes in circumstances that may arise in the future and that may impact the carrying amounts of our long-lived assets, including those held through joint ventures. When indicators of potential impairment are present, we will assess the recoverability of the particular asset by determining whether the carrying value of the asset will be recovered, through an evaluation of the undiscounted future operating cash flows expected from the use of the asset and its eventual disposition. This evaluation is based on a number of estimates and assumptions. Based on this evaluation, if the expected undiscounted future cash flows do not exceed the carrying value, we will adjust the value of the long-lived asset and recognize an impairment loss. Our evaluation of the impairment of long-lived assets could result in a materially different presentation of the financial statements or materially different amounts being reported in the financial statements, as the amount of impairment loss recognized, if any, may vary based on the estimates and assumptions we use.

Estimated Useful Lives of Long-Lived Assets

We assess the useful lives of the assets underlying our properties based upon a subjective determination of the period of future benefit for each asset. We record depreciation expense with respect to these assets based upon the estimated useful lives we determine. Our determinations of the useful lives of the assets could result in a materially different presentation of the financial statements or materially different amounts being reported in the financial statements, as such determinations, and the corresponding amount of depreciation expense, may vary dramatically based on the estimates and assumptions we use.

Consolidation of Investments in Joint Ventures

We will evaluate the consolidation of our investments in joint ventures in accordance with relevant accounting guidance. This evaluation requires us to determine whether we have a controlling interest in a joint venture through a means other than voting rights, and, if so, such joint venture may be required to be consolidated in our financial statements. Our evaluation of our joint ventures under such accounting guidance could result in a materially different presentation of the financial statements or materially different amounts being reported in the financial statements, as the joint venture entities included in our financial statements may vary based on the estimates and assumptions we use.

REIT Qualification

We made an election under Section 856(c) of the Internal Revenue Code of 1986 (the “Code”) to be taxed as a REIT under the Code, commencing with the taxable year ended December 31, 2017. By qualifying as a REIT for federal income tax purposes, we generally will not be subject to federal income tax on income that we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax on our taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year in which our qualification is denied. Such an event could materially and adversely affect our net income and could have a material adverse impact on our financial condition and results of operations. However, we believe that we are organized and operate in such a manner as to qualify for treatment as a REIT and intend to operate in the foreseeable future in such a manner that we will remain qualified as a REIT for federal income tax purposes.

Results of Operations

Overview

We derive revenues principally from: (i) rents received from tenants who rent storage units under month-to-month leases at each of our self storage facilities; and (ii) sales of packing- and storage-related supplies at our storage facilities. Therefore, our operating results depend significantly on our ability to retain our existing tenants and lease our available self storage units to new tenants, while maintaining and, where possible, increasing the prices for our self storage units. Additionally, our operating results depend on our tenants making their required rental payments to us.

Competition in the market areas in which we operate is significant and affects the occupancy levels, rental rates, rental revenues and operating expenses of our facilities. Development of any new self storage facilities would intensify competition of self storage operators in markets in which we operate.

As of September 30, 2019 and 2018, we owned 17 and seven self storage facilities, respectively.

Our operating results for the three months ended September 30, 2018 include full period results for five self storage facilities and partial period results for the two self storage facilities acquired during the third quarter of 2018. Our operating results for the three months ended September 30, 2019 include full period results for 16 self storage facilities and partial period results for one self storage facility acquired during the third quarter of 2019. As such, we believe there is little basis for comparison between the three months ended September 30, 2019 and 2018. Operating results in future periods will depend on the results of operations of these properties and the real estate properties that we acquire in the future.

Our operating results for the nine months ended September 30, 2018 include full period results for our first two self storage facilities and partial period results for the five self storage facilities acquired during the first three quarters of 2018. Our operating results for the nine months ended September 30, 2019 include full period results for 14 self storage facilities, and partial period results for three self storage facilities acquired during the first three quarters of 2019. As such, we believe there is little basis for comparison between the nine months ended September 30, 2019 and 2018. Operating results in future periods will depend on the results of operations of these properties and the real estate properties that we acquire in the future.

Comparison of Operating Results for the Three Months Ended September 30, 2019 and 2018

Total Revenues

Total revenues for the three months ended September 30, 2019 and 2018 were approximately $4.5 million and $1.6 million, respectively. The increase in total revenues is primarily attributable to a full quarter of operations for 16 properties and partial quarter of operations for one property acquired in the third quarter of 2019, compared to a full quarter of operations for five properties and partial quarter of operations for the two properties acquired in the third quarter of 2018. We expect total revenues to increase in future periods commensurate with our future acquisition activity.

Property Operating Expenses

Property operating expenses for the three months ended September 30, 2019 and 2018 were approximately $1.7 million and $0.5 million, respectively. Property operating expenses include the costs to operate our facilities including payroll, utilities, insurance, real estate taxes, and marketing. The increase in property operating expenses is primarily attributable to a full quarter of operations for 16 properties and partial quarter of operations for one property acquired in the third quarter of 2019, compared to a full quarter of operations for five properties and partial quarter of operations for the two properties acquired in the third quarter of 2018. We expect property operating expenses to increase in the future as our operational activity increases.

Property Operating Expenses – Affiliates

Property operating expenses – affiliates for the three months ended September 30, 2019 and 2018 were approximately $0.8 million and $0.3 million, respectively. Property operating expenses – affiliates includes property management fees and asset management fees. The increase in property operating expenses – affiliates is primarily attributable to a full quarter of operations for 16 properties and partial quarter of operations for one property acquired in the third quarter of 2019, compared to a full quarter of operations for five properties and partial quarter of operations for the two properties acquired in the third quarter of 2018. We expect property operating expenses – affiliates to increase in the future as our operational activity increases.

General and Administrative Expenses

General and administrative expenses for the three months ended September 30, 2019 and 2018 were approximately $0.7 million and $0.4 million, respectively. General and administrative expenses consist primarily of legal expenses, directors’ and officers’ insurance, transfer agent fees, an allocation of a portion of our Advisor’s payroll related costs, accounting expenses and board of directors related costs. The increase in general and administrative expenses is attributable to an increase in costs commensurate with the increase in our operational activity. We expect general and administrative expenses to increase in the future as our operational activity increases, but decrease as a percentage of total revenue.

Depreciation and Amortization Expenses

Depreciation and amortization expenses for the three months ended September 30, 2019 and 2018 were approximately $2.6 million and $1.0 million, respectively. Depreciation expense consists primarily of depreciation on the buildings and site improvements at our properties. Amortization expense consists of the amortization of intangible assets resulting from our acquisitions. The increase in depreciation and amortization expense is primarily attributable to a full quarter of operations for 16 properties and partial quarter of operations for one property acquired in the third quarter of 2019, compared to a full quarter of operations for five properties and partial quarter of operations for the two properties acquired in the third quarter of 2018. We expect depreciation and amortization expense to increase in future periods commensurate with our future acquisition activity.

Acquisition Expenses – Affiliates

Acquisition expenses – affiliates for the three months ended September 30, 2019 and 2018 were approximately $0.2 million in each period. Acquisition expenses primarily relate to the costs associated with our potential acquisitions of self storage facilities prior to the acquisitions becoming probable in accordance with our capitalization policy. We expect acquisition expenses- affiliates to fluctuate in the future commensurate with our acquisition activity.

Other Property Acquisition Expenses

Other property acquisition expenses for the three months ended September 30, 2019 and 2018 were approximately $0.1 million and $0.2 million, respectively. Acquisition expenses primarily relate to the costs associated with our potential acquisitions of self storage facilities prior to the acquisitions becoming probable in accordance with our capitalization policy.  We expect other property acquisition expenses to fluctuate in the future commensurate with our acquisition activity.

Interest Expense

Interest expense for the three months ended September 30, 2019 and 2018 was approximately $0.5 million and $0.1 million, respectively. The increase in interest expense was due to debt obtained in conjunction with certain of the properties we acquired subsequent to September 30, 2018. We expect interest expense to fluctuate in the future commensurate with our future debt level.

Interest Expense – Debt Issuance Costs

Interest expense – debt issuance costs for the three months ended September 30, 2019 and 2018 were approximately $0.1 million and $0.2 million, respectively. The decrease in interest expense – debt issuance costs was primarily due to the repayment of the KeyBank Credit Facility and the longer amortization period for the debt issuance costs related to the Revolving KeyBank Credit Facility. We expect interest expense – debt issuance costs to fluctuate in the future commensurate with our future financing activity.

Comparison of Operating Results for the Nine Months Ended September 30, 2019 and 2018

Total Revenues

Total revenues for the nine months ended September 30, 2019 and 2018 were approximately $12.3 million and $2.7 million, respectively. The increase in total revenues is primarily attributable to a full quarter of operations for 14 properties and partial quarter of operations for the three properties acquired in the first three quarters of 2019, compared to a full quarter of operations for two properties and partial quarter of operations for the five properties acquired in the first three quarters of 2018. We expect total revenues to increase in future periods commensurate with our future acquisition activity.

Property Operating Expenses

Property operating expenses for the nine months ended September 30, 2019 and 2018 were approximately $4.1 million and $0.8 million, respectively. Property operating expenses include the costs to operate our facilities including payroll, utilities, insurance, real estate taxes, and marketing. The increase in property operating expenses is primarily attributable to a full quarter of operations for 14 properties and partial quarter of operations for the three properties acquired in the first three quarters of 2019, compared to a full quarter of operations for two properties and partial quarter of operations for the five properties acquired in the first three quarters of 2018. We expect property operating expenses to increase in the future as our operational activity increases.

Property Operating Expenses – Affiliates

Property operating expenses – affiliates for the nine months ended September 30, 2019 and 2018 were approximately $2.1 million and $0.4 million, respectively. Property operating expenses – affiliates includes property management fees and asset management fees. The increase in property operating expenses – affiliates is primarily attributable to a full quarter of operations for 14 properties and partial quarter of operations for the three properties acquired in the first three quarters of 2019, compared to a full quarter of operations for two properties and partial quarter of operations for the five properties acquired in the first three quarters of 2018. We expect property operating expenses – affiliates to increase in the future as our operational activity increases.

General and Administrative Expenses

General and administrative expenses for the nine months ended September 30, 2019 and 2018 were approximately $1.8 million and $1.2 million, respectively. General and administrative expenses consist primarily of legal expenses, directors’ and officers’ insurance, transfer agent fees, an allocation of a portion of our Advisor’s payroll related costs, accounting expenses and board of directors related costs. The increase in general and administrative expenses is attributable to an increase in costs commensurate with the increase in our operational activity. We expect general and administrative expenses to increase in the future as our operational activity increases, but decrease as a percentage of total revenue.

Depreciation and Amortization Expenses

Depreciation and amortization expenses for the nine months ended September 30, 2019 and 2018 were approximately $7.3 million and $1.6 million, respectively. Depreciation expense consists primarily of depreciation on the buildings and site improvements at our properties. Amortization expense consists of the amortization of intangible assets resulting from our acquisitions. The increase in depreciation and amortization expense is primarily attributable to a full quarter of operations for 14 properties and partial quarter of operations for the three properties acquired in the first three quarters of 2019, compared to a full quarter of operations for two properties and partial quarter of operations for the five properties acquired in the first three quarters of 2018. We expect depreciation and amortization expense to increase in future periods commensurate with our future acquisition activity.

Acquisition Expenses – Affiliates

Acquisition expenses – affiliates for the nine months ended September 30, 2019 and 2018 were approximately $0.5 million in each period. Acquisition expenses primarily relate to the costs associated with our potential acquisitions of self storage facilities prior to the acquisitions becoming probable in accordance with our capitalization policy. We expect acquisition expenses- affiliates to fluctuate in the future commensurate with our acquisition activity.

Other Property Acquisition Expenses

Other property acquisition expenses for the nine months ended September 30, 2019 and 2018 were approximately $0.3 million and $0.6 million, respectively. Acquisition expenses primarily relate to the costs associated with our potential acquisitions of self storage facilities prior to the acquisitions becoming probable in accordance with our capitalization policy.  We expect other property acquisition expenses to fluctuate in the future commensurate with our acquisition activity.

Interest Expense

Interest expense for the nine months ended September 30, 2019 and 2018 was approximately $2.1 million and $0.1 million, respectively. The increase in interest expense was due to debt obtained in conjunction with certain of the properties we acquired subsequent to September 30, 2018. We expect interest expense to fluctuate in the future commensurate with our future debt level.

Interest Expense – Debt Issuance Costs

Interest expense – debt issuance costs for the nine months ended September 30, 2019 and 2018 were approximately $1.2 million and $0.2 million, respectively. The increase in interest expense – debt issuance costs was due to debt obtained in conjunction with certain of the properties we acquired subsequent to September 30, 2018 and approximately $0.6 million of costs incurred related to debt issuance costs that were expensed in accordance with GAAP during the nine months ended September 30, 2019. We expect interest expense – debt issuance costs to fluctuate in the future commensurate with our future financing activity.

Liquidity and Capital Resources

Cash Flows

A comparison of cash flows for operating, investing and financing activities for the nine months ended September 30, 2019 and 2018 is as follows:

	Nine Months Ended
	September 30, 2019	September 30, 2018	Change
Net cash flow provided by (used in):
Operating activities	$397,364	$(1,172,370)	$1,569,734
Investing activities	(65,435,881)	(75,795,331)	10,359,450
Financing activities	54,882,436	67,023,047	(12,140,611)

Cash flows provided by (used in) operating activities for the nine months ended September 30, 2019 and 2018 were approximately $0.4 million and $(1.2) million, respectively, a change of approximately $1.6 million. The decrease in cash used in our operating activities is primarily the result of a decrease in our net loss, adjusted for depreciation and amortization of approximately $1.6 million.

Cash flows used in investing activities for the nine months ended September 30, 2019 and 2018 were approximately $65.4 million and $75.8 million, respectively, a change of approximately $10.4 million. The decrease in cash used in our investing activities is primarily the result of decreases in cash used for purchase of real estate of approximately $14.6 million, investment in equity method investment of approximately $2.7 million and deposits on acquisitions of real estate of approximately $2.3 million, offset by an increase in investments in unconsolidated real estate ventures of approximately $8.3 million during the nine months ended September 30, 2019.

Cash flows provided by financing activities for the nine months ended September 30, 2019 and 2018 were approximately $54.9 million and $67.0 million, respectively, a change of approximately $12.1 million. The decrease in cash provided by our financing activities is primarily the result of a decrease in net proceeds from debt of $37.0 million and increase in cash distributions paid of approximately $2.1 million, offset by an increase in net proceeds raised from our Offering of approximately $28.0 million.

Short-Term Liquidity and Capital Resources

We generally expect that we will meet our short-term operating liquidity requirements from the combination of proceeds from our Offering, proceeds from secured or unsecured financing from banks or other lenders, net cash provided by property operations and advances from our Advisor which will be repaid, without interest, as funds are available after meeting our current liquidity requirements, subject to the limitations on reimbursement set forth in our advisory agreement with our Advisor.

Distribution Policy

On September 20, 2019, our board of directors declared a daily distribution rate for the fourth quarter of 2019 of approximately $0.00428 per day per share on the outstanding shares of common stock payable to Class A, Class T and Class W stockholders of record of such shares as shown on our books at the close of business on each day of the period commencing on October 1, 2019 and ending December 31, 2019. In connection with this distribution, for the stockholders of Class T shares, after the stockholder servicing fee is paid, approximately $0.00362 per day will be paid per Class T share and for the stockholders of Class W shares, after the dealer manager servicing fee is paid, approximately $0.00397 per day will be paid per Class W share. Such distributions payable to each stockholder of record during a month will be paid the following month.

Currently, we are making distributions to our stockholders primarily using proceeds from the Public Offering in anticipation of future cash flow. As such, this reduces the amount of capital we will ultimately invest in properties. Because substantially all of our operations are performed indirectly through our

Operating Partnership, our ability to pay distributions depends in large part on our Operating Partnership’s ability to pay distributions to its partners, including to us. In the event we do not have enough cash from operations to fund cash distributions, we may borrow, issue additional securities or sell assets in order to fund the distributions or make the distributions out of net proceeds from the Public Offering. Though we presently intend to pay only cash distributions, and potentially stock distributions, we are authorized by our charter to pay in-kind distributions of readily marketable securities, distributions of beneficial interests in a liquidating trust established for our dissolution and the liquidation of our assets in accordance with the terms of the charter or distributions that meet all of the following conditions: (a) our board of directors advises each stockholder of the risks associated with direct ownership of the property; (b) our board of directors offers each stockholder the election of receiving such in-kind distributions; and (c) in-kind distributions are only made to those stockholders who accept such offer.

During our Offering, when we may raise capital more quickly than we acquire income-producing assets, we may not be able to pay distributions from our cash flows from operations, in which case distributions may be paid in part from debt financing or from proceeds from the Public Offering. The payment of distributions from sources other than cash flows from operations may reduce the amount of proceeds available for investment and operations or cause us to incur additional interest expense as a result of borrowed funds.

Over the long-term, we expect that a greater percentage of our distributions will be paid from cash flows from operations. However, our operating performance cannot be accurately predicted and may deteriorate in the future due to numerous factors, including our ability to raise and invest capital at favorable yields, the financial performance of our investments in the current real estate and financial environment and the types and mix of investments in our portfolio. As a result, future distributions declared and paid may exceed cash flow from operations.

Distributions are paid to our stockholders as of the record date selected by our board of directors. We currently pay distributions monthly based on daily declaration and record dates so that investors may be entitled to distributions immediately upon purchasing our shares. We expect to continue to regularly pay distributions unless our results of operations, our general financial condition, general economic conditions, or other factors inhibit us from doing so. Distributions will be authorized at the discretion of our board of directors, which will be directed, in substantial part, by its obligation to cause us to comply with the REIT requirements of the Code. Our board of directors may increase, decrease or eliminate the distribution rate that is being paid at any time. Distributions will be made on all classes of our common stock at the same time. The per share amount of distributions on Class A Shares, Class T Shares and Class W Shares will likely differ because of different allocations of class-specific expenses. Specifically, distributions on Class T Shares will likely be lower than distributions on Class A Shares because Class T Shares are subject to ongoing stockholder servicing fees and distributions of Class W Shares will likely be lower than distributions on Class A Shares because Class W Shares are subject to the ongoing dealer manager servicing fees. The funds we receive from operations that are available for distribution may be affected by a number of factors, including the following:

•	the amount of time required for us to invest the funds received in the Public Offering;
•	our operating and interest expenses;
•	the amount of distributions or dividends received by us from our indirect real estate investments;
•	our ability to keep our properties occupied;
•	our ability to maintain or increase rental rates;
•	capital expenditures and reserves for such expenditures;

•	the issuance of additional shares; and
•	financings and refinancings.

The following shows our distributions and the sources of such distributions for the respective periods presented:

	Nine Months Ended September 30, 2019		Nine Months Ended September 30, 2018
Distributions paid in cash — common stockholders	$3,807,794		$1,742,075
Distributions paid in cash — Operating Partnership unitholders	10,426		11,005
Distributions reinvested	3,530,610		1,307,604
Total distributions	$7,348,830		$3,060,684
Source of distributions
Cash flows provided by operations	$397,364	5.4%	$—	0%
Proceeds from the Public Offering	3,420,856	46.6%	1,753,080	57.3%
Offering proceeds from distribution reinvestment plan	3,530,610	48.0%	1,307,604	42.7%
Total sources	$7,348,830	100.0%	$3,060,684	100.0%

From our inception through September 30, 2019, we paid cumulative distributions of approximately $12.9 million, as compared to cumulative net loss attributable to our common stockholders of approximately $13.1 million. For the nine months ended September 30, 2019, we paid distributions of approximately $7.3 million, as compared to a net loss attributable to our common stockholders of approximately $7.1 million. Net loss attributable to our common stockholders for the nine months ended September 30, 2019 reflects non-cash depreciation and amortization of approximately $8.5 million and acquisition related expenses of approximately $0.8 million. From our inception through September 30, 2019, cumulative net loss attributable to our common stockholders reflects non-cash depreciation and amortization of approximately $12.6 million, and acquisition related expenses of approximately $2.6 million.

For the nine months ended September 30, 2018, we paid distributions of approximately $3.1 million, as compared to a net loss attributable to our common stockholders of approximately $2.7 million. Net loss attributable to our common stockholders for the nine months ended September 30, 2018 reflects non-cash depreciation and amortization of approximately $1.9 million and acquisition related expenses of approximately $1.1 million. From our inception through September 30, 2019, cumulative net loss attributable to our common stockholders reflects non-cash depreciation and amortization of approximately $2.2 million, and acquisition related expenses of approximately $1.5 million.

We must distribute to our stockholders at least 90% of our taxable income each year in order to meet the requirements for being treated as a REIT under the Code. Our directors may authorize distributions in excess of this percentage as they deem appropriate. Because we may receive income from interest or rents at various times during our fiscal year, distributions may not reflect our income earned in that particular distribution period, but may be made in anticipation of cash flow that we expect to receive during a later period and may be made in advance of actual receipt of funds in an attempt to make distributions relatively uniform. To allow for such differences in timing between the receipt of income and the payment of expenses, and the effect of required debt payments, among other things, we could be required to borrow funds from third parties on a short-term basis, issue new securities, or sell assets to meet the distribution requirements that are necessary to achieve the tax benefits associated with qualifying as a REIT. We are not prohibited from undertaking such activities by our charter, bylaws or investment policies, and we may use an unlimited amount from any source to pay our distributions. These methods of obtaining funding could affect future distributions by increasing operating costs and decreasing available cash, which could reduce the value of our stockholders’ investment in our shares. In addition, such distributions may constitute a return of investors’ capital.

We may not be able to pay distributions from our cash flows from operations, in which case distributions may be paid in part from debt financing or from proceeds from the issuance of common stock in the Public Offering. The payment of distributions from sources other than cash flows from operations may reduce the amount of proceeds available for investment and operations or cause us to incur additional interest expense as a result of borrowed funds.

Indebtedness

As of September 30, 2019, our total indebtedness was approximately $44.1 million which included approximately $42.0 million of variable rate debt and approximately $2.2 million of fixed rate debt, less approximately $69,000 in net debt issuance costs. As of December 31, 2018, our total indebtedness was approximately $63.8 million which included approximately $62.0 million of variable rate debt and approximately $2.3 million of fixed rate debt, less approximately $0.5 million in net debt issuance costs. On June 27, 2019, our KeyBank Credit Facility was repaid in full with the initial proceeds from our Revolving KeyBank Credit Facility. See Notes 5 and 11 of the Notes to the Consolidated Financial Statements for more information about our indebtedness.

Long-Term Liquidity and Capital Resources

On a long-term basis, our principal demands for funds will be for property acquisitions, either directly or through entity interests, for the payment of operating expenses and distributions, and for the payment of interest on our outstanding indebtedness, if any.

Long-term potential future sources of capital include proceeds from our Offering, secured or unsecured financings from banks or other lenders, issuance of equity instruments and undistributed funds from operations. To the extent we are not able to secure requisite financing in the form of a credit facility or other debt, we will be dependent upon proceeds from the issuance of equity securities and cash flows from operating activities in order to meet our long-term liquidity requirements and to fund our distributions.

Contractual Obligations

The following table summarizes our contractual obligations as of September 30, 2019:

	Payments due during the years ended December 31,
	Total	2019	2020-2021	2022-2023	Thereafter
Mortgage interest(1)	$5,173,868	$407,205	$3,239,079	$1,091,766	$435,818
Mortgage principal(2)	44,213,176	30,969	266,314	42,302,456	1,613,437
Total contractual obligations	$49,387,044	$438,174	$3,505,393	$43,394,222	$2,049,255

(1)

Interest expense on variable rate debt was calculated based upon the contractual rate in effect as of September 30, 2019. Interest expense on the Revolving KeyBank Credit Facility is calculated presuming the amount outstanding as of September 30, 2019 would remain outstanding through the maturity date of June 27, 2022.

(2)	Amount represents principal payments only, excluding debt issuance costs.

Off-Balance Sheet Arrangements

On July 31, 2018, one of our subsidiaries made a preferred equity investment in an entity that is developing a self storage facility. For more information please see Note 10 of the Notes to the Consolidated Financial Statements contained in this supplement. The investment is accounted for under the equity method of accounting. We also have joint ventures with SmartCentres, which are accounted for using the equity method of accounting (Note 4). Other than the foregoing, we do not currently have any relationships with unconsolidated entities or financial partnerships. Such entities are often referred to as structured finance or special purpose entities, which typically are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Subsequent Events

Please see Note 11 of the Notes to the Consolidated Financial Statements contained in this supplement.

Seasonality

We believe that we will experience minor seasonal fluctuations in the occupancy levels of our facilities which we believe will be slightly higher over the summer months due to increased moving activity.

Financial Statements

The financial statements listed below are contained in this supplement:

STRATEGIC STORAGE TRUST IV, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	September 30, 2019 (Unaudited)	December 31, 2018
ASSETS
Real estate facilities:
Land	$44,974,823	$26,485,823
Buildings	135,060,134	103,015,323
Site improvements	9,934,577	6,478,932
	189,969,534	135,980,078
Accumulated depreciation	(5,215,003)	(1,769,436)
	184,754,531	134,210,642
Construction in process	279,269	—
Real estate facilities, net	185,033,800	134,210,642
Cash and cash equivalents	5,544,598	15,672,258
Restricted cash	94,761	123,182
Investments in unconsolidated real estate ventures	10,702,762	859,531
Other assets, net	6,540,753	6,919,074
Debt issuance costs, net of accumulated amortization	1,074,042	—
Intangible assets, net of accumulated amortization	3,077,818	4,158,073
Total assets	$212,068,534	$161,942,760
LIABILITIES AND EQUITY
Secured debt, net	$44,143,987	$63,777,861
Accounts payable and accrued liabilities	3,231,887	3,027,701
Due to affiliates	3,811,986	1,720,633
Distributions payable	1,020,286	603,497
Total liabilities	52,208,146	69,129,692
Commitments and contingencies (Note 7)
Redeemable common stock	4,962,204	2,093,989
Equity:
Strategic Storage Trust IV, Inc. equity:
Preferred Stock, $0.001 par value; 200,000,000 shares authorized; none issued and outstanding at September 30, 2019 and December 31, 2018	—	—
Class A Common stock, $0.001 par value; 315,000,000 shares authorized; 4,334,705 and 2,962,849 shares issued and outstanding at September 30, 2019 and December 31, 2018, respectively	4,336	2,964
Class T Common stock, $0.001 par value; 315,000,000 shares authorized; 3,383,974 and 1,570,411 shares issued and outstanding at September 30, 2019 and December 31, 2018, respectively	3,384	1,570
Class W Common stock, $0.001 par value; 70,000,000 shares authorized; 915,484 and 353,991 shares issued and outstanding at September 30, 2019 and December 31, 2018, respectively	915	354
Additional paid-in capital	181,730,816	102,710,956
Distributions	(13,863,013)	(6,106,597)
Accumulated deficit	(13,058,244)	(5,939,040)
Accumulated other comprehensive loss	(46,146)	(96,670)
Total Strategic Storage Trust IV, Inc. equity	154,772,048	90,573,537
Noncontrolling interests in our Operating Partnership	126,136	145,542
Total equity	154,898,184	90,719,079
Total liabilities and equity	$212,068,534	$161,942,760

See notes to consolidated financial statements.

STRATEGIC STORAGE TRUST IV, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
Revenues:
Self storage rental revenue	$4,454,337	$1,556,081	$12,173,703	$2,733,203
Ancillary operating revenue	48,456	9,756	97,789	14,851
Total revenues	4,502,793	1,565,837	12,271,492	2,748,054
Operating expenses:
Property operating expenses	1,653,511	452,601	4,145,330	841,322
Property operating expenses – affiliates	767,862	252,681	2,078,575	439,602
General and administrative	672,582	399,505	1,782,454	1,199,057
Depreciation	1,261,774	453,153	3,533,813	784,592
Intangible amortization expense	1,340,317	492,867	3,774,255	846,386
Acquisition expense – affiliates	159,371	193,113	481,857	492,199
Other property acquisition expenses	74,074	150,090	313,089	619,890
Total operating expenses	5,929,491	2,394,010	16,109,373	5,223,048
Operating loss	(1,426,698)	(828,173)	(3,837,881)	(2,474,994)
Other income (expense):
Interest expense	(476,423)	(141,539)	(2,109,907)	(141,539)
Interest expense – debt issuance costs	(61,784)	(248,450)	(1,157,426)	(248,450)
Other	5,367	32,884	(23,007)	153,973
Net loss	(1,959,538)	(1,185,278)	(7,128,221)	(2,711,010)
Net loss attributable to the noncontrolling interests in our Operating Partnership	2,036	2,721	9,017	7,791
Net loss attributable to Strategic Storage Trust IV, Inc. common stockholders	$(1,957,502)	$(1,182,557)	$(7,119,204)	$(2,703,219)
Net loss per Class A share—basic and diluted	$(0.24)	$(0.31)	$(1.00)	$(0.90)
Net loss per Class T share—basic and diluted	$(0.24)	$(0.31)	$(1.00)	$(0.90)
Net loss per Class W share—basic and diluted	$(0.24)	$(0.31)	$(1.00)	$(0.90)
Weighted average Class A shares outstanding—basic and diluted	4,140,431	2,446,890	3,724,703	1,971,170
Weighted average Class T shares outstanding—basic and diluted	3,237,246	1,122,980	2,684,644	821,524
Weighted average Class W shares outstanding—basic and diluted	863,071	266,935	691,591	200,782

See notes to consolidated financial statements.

STRATEGIC STORAGE TRUST IV, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
Net loss	$(1,959,538)	$(1,185,278)	$(7,128,221)	$(2,711,010)
Other comprehensive loss:
Foreign currency translation adjustments	(92,210)	8,118	50,524	(21,874)
Comprehensive loss	(2,051,748)	(1,177,160)	(7,077,697)	(2,732,884)
Comprehensive loss attributable to noncontrolling interests:
Comprehensive loss attributable to the noncontrolling interests in our Operating Partnership	2,148	2,684	8,965	7,854
Comprehensive loss attributable to Strategic Storage Trust IV, Inc. common stockholders	$(2,049,600)	$(1,174,476)	$(7,068,732)	$(2,725,030)

See notes to consolidated financial statements.

Strategic Storage Trust IV, Inc. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

(Unaudited)

	Common Stock										Total
	Class A		Class T		Class W					Accumulated	Strategic	Noncontrolling
	Number of Shares	Common Stock Par Value	Number of Shares	Common Stock Par Value	Number of Shares	Common Stock Par Value	Additional Paid-in Capital	Distributions	Accumulated Deficit	Other Comprehensive Income (Loss)	Storage Trust IV, Inc. Equity	Interests in our Operating Partnership	Total Equity	Redeemable Common Stock
Balance as of December 31, 2017	1,253,576	$1,254	426,228	$426	110,646	$111	$36,653,000	$(1,079,785)	$(1,230,755)	$—	$34,344,251	$171,100	$34,515,351	$183,420
Gross proceeds from issuance of common stock	419,205	419	214,459	215	42,801	42	16,606,278	—	—	—	16,606,954	—	16,606,954	—
Offering costs	—	—	—	—	—	—	(1,850,357)	—	—	—	(1,850,357)	—	(1,850,357)	—
Changes to redeemable common stock	—	—	—	—	—	—	(291,645)	—	—	—	(291,645)	—	(291,645)	291,645
Distributions	—	—	—	—	—	—	—	(798,791)	—	—	(798,791)	—	(798,791)	—
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	(3,425)	(3,425)	—
Issuance of shares for distribution reinvestment plan	8,252	8	3,245	3	924	1	291,633	—	—	—	291,645	—	291,645	—
Net loss attributable to Strategic Storage Trust IV, Inc.	—	—	—	—	—	—	—	—	(566,467)	—	(566,467)	—	(566,467)	—
Net loss attributable to the noncontrolling interests in our Operating Partnership	—	—	—	—	—	—	—	—	—	—	—	(2,280)	(2,280)	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	(13,371)	(13,371)	—	(13,371)	—
Balance as of March 31, 2018	1,681,033	1,681	643,932	644	154,371	154	51,408,909	(1,878,576)	(1,797,222)	(13,371)	47,722,219	165,395	47,887,614	475,065
Gross proceeds from issuance of common stock	543,346	543	284,893	285	90,176	91	22,523,496	—	—	—	22,524,415	—	22,524,415	—
Offering costs	—	—	—	—	—	—	(2,325,026)	—	—	—	(2,325,026)	—	(2,325,026)	—
Changes to redeemable common stock	—	—	—	—	—	—	(428,340)	—	—	—	(428,340)	—	(428,340)	428,340
Distributions	—	—	—	—	—	—	—	(1,098,595)	—	—	(1,098,595)	—	(1,098,595)	—
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	(3,460)	(3,460)	—
Issuance of shares for distribution reinvestment plan	11,818	12	5,097	5	1,358	1	428,322	—	—	—	428,340	—	428,340	—
Net loss attributable to Strategic Storage Trust IV, Inc.	—	—	—	—	—	—	—	—	(954,195)	—	(954,195)	—	(954,195)	—
Net loss attributable to the noncontrolling interests in our Operating Partnership	—	—	—	—	—	—	—	—	—	—	—	(2,790)	(2,790)	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	(16,621)	(16,621)	—	(16,621)	—
Balance as of June 30, 2018	2,236,197	2,236	933,922	934	245,905	246	71,607,361	(2,977,171)	(2,751,417)	(29,992)	65,852,197	159,145	66,011,342	903,405
Gross proceeds from issuance of common stock	373,500	374	312,271	312	43,604	44	17,827,204	—	—	—	17,827,934	—	17,827,934	—
Offering costs	—	—	—	—	—	—	(1,740,403)	—	—	—	(1,740,403)	—	(1,740,403)	—
Changes to redeemable common stock	—	—	—	—	—	—	(587,619)	—	—	—	(587,619)	—	(587,619)	587,619
Redemptions of common stock	—	—	—	—	—	—	—	—	—	—	—	—	—	(26,955)
Issuance of restricted stock	3,000	3	—	—	—	—	—	—	—	—	3	—	3	—
Distributions	—	—	—	—	—	—	—	(1,435,006)	—	—	(1,435,006)	—	(1,435,006)	—
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	(3,503)	(3,503)	—
Issuance of shares for distribution reinvestment plan	15,398	15	7,880	8	1,787	2	587,594	—	—	—	587,619	—	587,619	—
Stock based compensation expense	—	—	—	—	—	—	4,688	—	—	—	4,688	—	4,688	—
Net loss attributable to Strategic Storage Trust IV, Inc.	—	—	—	—	—	—	—	—	(1,182,557)	—	(1,182,557)	—	(1,182,557)	—
Net loss attributable to the noncontrolling interests in our Operating Partnership	—	—	—	—	—	—	—	—	—	—	—	(2,721)	(2,721)	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	8,118	8,118	—	8,118	—
Balance as of September 30, 2018	2,628,095	$2,628	1,254,073	$1,254	291,296	$292	$87,698,825	$(4,412,177)	$(3,933,974)	$(21,874)	$79,334,974	$152,921	$79,487,895	$1,464,069

STRATEGIC STORAGE TRUST IV, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

(Unaudited)

	Common Stock										Total
	Class A		Class T		Class W					Accumulated	Strategic	Noncontrolling
	Number of Shares	Common Stock Par Value	Number of Shares	Common Stock Par Value	Number of Shares	Common Stock Par Value	Additional Paid-in Capital	Distributions	Accumulated Deficit	Other Comprehensive Income (Loss)	Storage Trust IV, Inc. Equity	Interests in our Operating Partnership	Total Equity	Redeemable Common Stock
Balance as of December 31, 2018	2,962,849	$2,964	1,570,411	$1,570	353,991	$354	$102,710,956	$(6,106,597)	$(5,939,040)	$(96,670)	$90,573,537	$145,542	$90,719,079	$2,093,989
Gross proceeds from issuance of common stock	560,391	560	966,126	966	277,021	277	43,669,267	—	—	—	43,671,070	—	43,671,070	—
Offering costs	—	—	—	—	—	—	(4,239,678)	—	—	—	(4,239,678)	—	(4,239,678)	—
Reimbursement of offering costs by Advisor	—	—	—	—	—	—	72,476	—	—	—	72,476	—	72,476	—
Changes to redeemable common stock	—	—	—	—	—	—	(833,499)	—	—	—	(833,499)	—	(833,499)	833,499
Redemptions of common stock	(3,660)	(4)	—	—	—	—	—	—	—	—	(4)	—	(4)	(83,187)
Distributions	—	—	—	—	—	—	—	(2,045,018)	—	—	(2,045,018)	—	(2,045,018)	—
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	(3,425)	(3,425)	—
Issuance of shares for distribution reinvestment plan	20,407	20	12,567	13	2,629	3	833,463	—	—	—	833,499	—	833,499	—
Stock based compensation expense	—	—	—	—	—	—	4,688	—	—	—	4,688	—	4,688	—
Net loss attributable to Strategic Storage Trust IV, Inc.	—	—	—	—	—	—	—	—	(2,412,725)	—	(2,412,725)	—	(2,412,725)	—
Net loss attributable to the noncontrolling interests in our Operating Partnership	—	—	—	—	—	—	—	—	—	—	—	(3,781)	(3,781)	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	9,048	9,048	—	9,048	—
Balance as of March 31, 2019	3,539,987	3,540	2,549,104	2,549	633,641	634	142,217,673	(8,151,615)	(8,351,765)	(87,622)	125,633,394	138,336	125,771,730	2,844,301
Gross proceeds from issuance of common stock	400,681	401	508,165	508	169,129	169	26,131,578	—	—	—	26,132,656	—	26,132,656	—
Offering costs	—	—	—	—	—	—	(2,623,563)	—	—	—	(2,623,563)	—	(2,623,563)	—
Reimbursement of offering costs by Advisor	—	—	—	—	—	—	43,336	—	—	—	43,336	—	43,336	—
Changes to redeemable common stock	—	—	—	—	—	—	(1,241,912)	—	—	—	(1,241,912)	—	(1,241,912)	1,241,912
Redemptions of common stock	(3,606)	(3)	—	—	—	—	—	—	—	—	(3)	—	(3)	(234,481)
Issuance of restricted stock	2,000	2	—	—	—	—	—	—	—	—	2	—	2	—
Distributions	—	—	—	—	—	—	—	(2,686,760)	—	—	(2,686,760)	—	(2,686,760)	—
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	(3,462)	(3,462)	—
Issuance of shares for distribution reinvestment plan	25,873	26	22,477	22	4,854	4	1,241,860	—	—	—	1,241,912	—	1,241,912	—
Stock based compensation expense	—	—	—	—	—	—	4,687	—	—	—	4,687	—	4,687	—
Net loss attributable to Strategic Storage Trust IV, Inc.	—	—	—	—	—	—	—	—	(2,748,977)	—	(2,748,977)	—	(2,748,977)	—
Net loss attributable to the noncontrolling interests in our Operating Partnership	—	—	—	—	—	—	—	—	—	—	—	(3,201)	(3,201)	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	133,686	133,686	—	133,686	—
Balance as of June 30, 2019	3,964,935	3,966	3,079,746	3,079	807,624	807	165,773,659	(10,838,375)	(11,100,742)	46,064	143,888,458	131,673	144,020,131	3,851,732
Gross proceeds from issuance of common stock	343,524	344	282,339	283	102,093	102	17,625,837	—	—	—	17,626,566	—	17,626,566	—
Offering costs	—	—	—	—	—	—	(1,703,021)	—	—	—	(1,703,021)	—	(1,703,021)	—
Reimbursement of offering costs by Advisor	—	—	—	—	—	—	26,593	—	—	—	26,593	—	26,593	—
Changes to redeemable common stock	—	—	—	—	—	—	(1,455,199)	—	—	—	(1,455,199)	—	(1,455,199)	1,455,199
Redemptions of common stock	(4,668)	(5)	(5,678)	(6)	—	—	—	—	—	—	(11)	—	(11)	(344,727)
Distributions	—	—	—	—	—	—	—	(3,024,638)	—	—	(3,024,638)	—	(3,024,638)	—
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	(3,501)	(3,501)	—
Issuance of shares for distribution reinvestment plan	30,914	31	27,567	28	5,767	6	1,455,134	—	—	—	1,455,199	—	1,455,199	—
Stock based compensation expense	—	—	—	—	—	—	7,813	—	—	—	7,813	—	7,813	—
Net loss attributable to Strategic Storage Trust IV, Inc.	—	—	—	—	—	—	—	—	(1,957,502)	—	(1,957,502)	—	(1,957,502)	—
Net loss attributable to the noncontrolling interests in our Operating Partnership	—	—	—	—	—	—	—	—	—	—	—	(2,036)	(2,036)	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	(92,210)	(92,210)	—	(92,210)	—
Balance as of September 30, 2019	4,334,705	$4,336	3,383,974	$3,384	915,484	$915	$181,730,816	$(13,863,013)	$(13,058,244)	$(46,146)	$154,772,048	$126,136	$154,898,184	$4,962,204

See notes to consolidated financial statements.

STrategic Storage Trust IV, Inc. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Nine Months Ended
	September 30, 2019	September 30, 2018
Cash flows from operating activities:
Net loss	$(7,128,221)	$(2,711,010)
Adjustments to reconcile net loss to cash provided by (used in) operating activities:
Depreciation and amortization	7,308,068	1,630,978
Amortization of debt issuance costs	593,946	248,450
Stock based compensation expense related to issuance of restricted stock	17,188	4,688
Increase (decrease) in cash and cash equivalents from change in assets and liabilities:
Other assets, net	(746,080)	(878,437)
Accounts payable and accrued liabilities	237,589	458,460
Due to affiliates	114,874	74,501
Net cash provided by (used in) operating activities	397,364	(1,172,370)
Cash flows from investing activities:
Purchase of real estate	(55,190,181)	(69,833,589)
Additions to real estate facilities	(653,091)	(175,453)
Deposits on acquisitions of real estate	(100,000)	(2,400,000)
Investments in unconsolidated real estate ventures	(9,168,451)	(875,977)
Deposits on acquisitions of investments in unconsolidated real estate ventures	(474,158)	(760,312)
Return of deposit on acquisition of real estate	—	750,000
Return of (investment in) preferred equity method investment	150,000	(2,500,000)
Net cash used in investing activities	(65,435,881)	(75,795,331)
Cash flows from financing activities:
Proceeds from issuance of revolving secured debt	52,000,000	—
Proceeds from issuance of secured debt	6,000,000	17,000,000
Repayment of revolving secured debt	(10,000,000)	—
Repayment of secured debt	(68,000,000)	—
Scheduled principal payments on secured debt	(90,006)	—
Debt issuance costs	(1,211,856)	(662,463)
Gross proceeds from issuance of common stock	86,851,407	57,418,717
Offering costs	(6,449,156)	(4,980,127)
Redemption of common stock	(399,733)	—
Distributions paid to common stockholders	(3,807,794)	(1,742,075)
Distributions paid to noncontrolling interest in our Operating Partnership	(10,426)	(11,005)
Net cash provided by financing activities	54,882,436	67,023,047
Net change in cash, cash equivalents and restricted cash	(10,156,081)	(9,944,654)
Cash, cash equivalents and restricted cash, beginning of period	15,795,440	21,929,125
Cash, cash equivalents and restricted cash, end of period	$5,639,359	$11,984,471
Supplemental disclosures and non-cash transactions:
Cash paid for interest	$2,241,020	$72,937
Deposits applied to purchase of real estate	$900,000	$—
Deposits applied to purchase of investments in unconsolidated real estate ventures	$560,313	$—
Construction in process included in accounts payable and accrued liabilities	$219,453	$—
Proceeds from issuance of common stock in accounts payable and accrued liabilities	$680,000	$—
Offering costs included in due to affiliates	$2,060,360	$1,030,872
Offering costs included in accounts payable and accrued liabilities	$20,392	$71,039
Redemption of common stock in accounts payable and accrued liabilities	$344,875	$26,955
Distributions payable	$1,020,286	$510,698
Issuance of shares pursuant to distribution reinvestment plan	$3,530,610	$1,307,604
Foreign currency translation adjustment	$50,524	$(21,874)
Other assets, net included in accrued expenses	$—	$313,293

See notes to consolidated financial statements.

STRATEGIC STORAGE TRUST IV, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2019

(Unaudited)

Note 1. Organization

Strategic Storage Trust IV, Inc., a Maryland corporation (the “Company”), was formed on June 1, 2016 under the Maryland General Corporation Law for the purpose of engaging in the business of investing in self storage facilities. The Company’s year-end is December 31. As used in this supplement, “we,” “us,” “our” and “Company” refer to Strategic Storage Trust IV, Inc. and each of our subsidiaries.

Prior to June 28, 2019, both we and Strategic Storage Trust II, Inc. (“SST II”) were sponsored by SmartStop Asset Management, LLC (“SAM,” or our “Prior Sponsor”). On June 28, 2019, SST II, and its operating partnership, Strategic Storage Operating Partnership II, L.P., entered into a series of transactions, agreements, and amendments to its existing agreements and arrangements (such agreements and amendments are referred to collectively as the “Self Administration Transaction”), with our Prior Sponsor, and its affiliates, pursuant to which, effective as of June 28, 2019, SST II acquired the self storage advisory, asset management, property management, investment management, and Tenant Programs (as defined in Note 6) of SAM, along with certain other assets, including SAM’s sole membership interest in SmartStop Storage Advisors, LLC, which owned all of the membership interests of our advisor and our property manager. Immediately after the Self Administration Transaction, SST II changed its name to SmartStop Self Storage REIT, Inc. (“SmartStop”). As a result of the Self Administration Transaction, SmartStop REIT Advisors, LLC, an indirect subsidiary of SmartStop, became the sponsor (our “Sponsor”) of our Offering of shares of our common stock, as described below. Our Sponsor owns 100% of Strategic Storage Advisor IV, LLC (our “Advisor”) and Strategic Storage Property Management IV, LLC (our “Property Manager”).

We have no employees. Our Advisor, a Delaware limited liability company, was formed on May 31, 2016. Our Advisor is responsible for managing our affairs on a day-to-day basis and identifying and making acquisitions and investments on our behalf under the terms of an advisory agreement we entered into with our Advisor (our “Advisory Agreement”) on March 3, 2017. A majority of our officers are also officers of our Advisor and our Sponsor.

On June 15, 2016, our Advisor purchased 44 shares of our common stock for $1,000 and became our initial stockholder. Our Articles of Incorporation authorized 30,000 shares of common stock with a par value of $0.001. Our Articles of Amendment and Restatement, which were filed with the State Department of Assessments and Taxation of Maryland on January 17, 2017, authorized 700,000,000 shares of common stock with a par value of $0.001, of which 315,000,000 shares are designated as Class A shares, 315,000,000 shares are designated as Class T shares, and 70,000,000 shares are designated as Class W shares, and 200,000,000 shares of preferred stock with a par value of $0.001. Upon the filing of our Articles of Amendment and Restatement, our Advisor’s 44 shares of our common stock were classified as Class A shares. We are offering a maximum of $1.0 billion in common shares for sale to the public (the “Primary Offering”) and $95.0 million in common shares for sale pursuant to our distribution reinvestment plan (collectively, the “Public Offering”).

On January 25, 2017, we sold approximately 360,577 Class A shares for $7.5 million to an institutional account investor pursuant to a private offering transaction (the “Private Offering Transaction” and together with the Public Offering, the “Offerings”). Due to the proceeds raised in our Private Offering Transaction, there was not a minimum number of shares we needed to sell before accepting subscriptions for the Primary Offering. On March 17, 2017 (the “Effective Date”), the Securities and Exchange Commission (“SEC”) declared our registration statement effective and we commenced formal operations. As of September 30, 2019, approximately 4.0 million Class A shares for gross offering proceeds of approximately $99.0 million, approximately 3.4 million Class T shares for gross offering proceeds of approximately $81.9 million and approximately 0.9 million Class W shares for gross offering proceeds of approximately $20.8 million had been sold in the Public Offering.

On June 20, 2019, our board of directors, upon recommendation of our nominating and corporate governance committee, approved an estimated value per share of $22.65 for our Class A shares, Class T shares, and Class W shares based on the estimated value of our assets less the estimated value of our liabilities, or net asset value, divided by the number of shares outstanding on an adjusted fully diluted basis, calculated as of March 31, 2019. As a result of the calculation of our estimated value per share, effective on June 21, 2019, the offering price of Class A shares became $24.89 per share, the offering price of Class T shares became $24.10 per share, and the offering price of Class W shares became $22.65 per share. In addition, shares sold pursuant to our distribution reinvestment plan are now sold at $22.65 per share for Class A, Class T, and Class W shares, effective for distribution payments being paid beginning in July 2019.

We have invested, and intend to continue to invest, the net proceeds from our Offerings primarily in self storage facilities consisting of both income-producing and growth properties located in the United States and Canada. As of September 30, 2019, we owned 17 operating self storage properties located in six states (California, Florida, Nevada, New Jersey, Texas and Washington).

As of September 30, 2019, we owned 50% equity interests in four unconsolidated real estate ventures in the Greater Toronto Area that are intended to be developed into self storage facilities, with subsidiaries of SmartCentres Real Estate Investment Trust (“SmartCentres”) owning the other 50% of such entities. In addition, we had entered into two other contribution agreements with respect to two separate tracts of land in the Greater Toronto Area owned by SmartCentres. For more information, see Note 4.

Our operating partnership, Strategic Storage Operating Partnership IV, L.P., a Delaware limited partnership (our “Operating Partnership”), was formed on June 2, 2016. On June 15, 2016, our Advisor purchased a limited partnership interest in our Operating Partnership for $200,000 (8,889 partnership units) and on June 15, 2016, we contributed the initial $1,000 capital contribution we received to our Operating Partnership in exchange for the general partner interest. Our Operating Partnership will own, directly or indirectly through one or more special purpose entities, all of the self storage properties that we acquire in the future. As of September 30, 2019, we owned approximately 99.9% of the common units of limited partnership interests of our Operating Partnership. The remaining approximately 0.1% of the common units are owned by our Advisor.

As the sole general partner of our Operating Partnership, we have the exclusive power to manage and conduct the business of our Operating Partnership. We conduct certain activities through our taxable REIT subsidiary, Strategic Storage TRS IV, Inc., a Delaware corporation (the “TRS”) which was formed on June 2, 2016, and is a wholly owned subsidiary of our Operating Partnership.

Our Property Manager is a Delaware limited liability company which was formed on May 31, 2016 to manage our properties. An affiliate of our Sponsor owns the rights to the “SmartStop® Self Storage” brand. Our Property Manager derives substantially all of its income from the property management services it performs for us. Our Property Manager may enter into sub-property management agreements with third party management companies and pay part of its management fee to such sub-property manager. Please see Note 6 – Related Party Transactions – Property Management Agreement.

Our dealer manager is Select Capital Corporation, a California corporation (our “Dealer Manager”). On February 10, 2017, the Company executed a dealer manager agreement, as amended (the “Dealer Manager Agreement”), with our Dealer Manager. Our Dealer Manager is responsible for marketing our shares to be offered pursuant to our Primary Offering. Our Prior Sponsor owns, through a wholly-owned limited liability company, a 15% non-voting equity interest in our Dealer Manager.

Our Prior Sponsor owns 100% of the membership interests of Strategic Transfer Agent Services, LLC, our transfer agent (our “Transfer Agent”). On May 31, 2018, the Company executed an agreement (the “Transfer Agent Agreement”), with our Transfer Agent to provide transfer agent and registrar services to us that are substantially similar to what a third party transfer agent would provide in the ordinary course of performing its functions as a transfer agent. Our Transfer Agent may retain and supervise third party vendors in its efforts to administer certain services. Please see Note 6 – Related Party Transactions – Transfer Agent Agreement.

As we accept subscriptions for shares of our common stock, we transfer all of the net offering proceeds to our Operating Partnership as capital contributions in exchange for additional units of interest in our Operating Partnership. However, we are deemed to have made capital contributions in the amount of gross proceeds received from investors, and our Operating Partnership is deemed to have simultaneously paid the sales commissions and other costs associated with the Primary Offering. In addition, our Operating Partnership is structured to make distributions with respect to limited partnership units that are equivalent to the distributions made to holders of common stock. Finally, a limited partner in our Operating Partnership may later exchange his or her limited partnership units in our Operating Partnership for shares of our common stock at any time after one year following the date of issuance of their limited partnership units, subject to certain restrictions outlined in the limited partnership agreement of our Operating Partnership, as amended (the “Operating Partnership Agreement”). Our Advisor is prohibited from exchanging or otherwise transferring its limited partnership units so long as it is acting as our Advisor pursuant to our Advisory Agreement.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) as contained within the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) and the rules and regulations of the SEC.

Principles of Consolidation

Our financial statements, and the financial statements of our Operating Partnership, including its wholly-owned subsidiaries, are consolidated in the accompanying consolidated financial statements. The portion of these entities not wholly-owned by us is presented as noncontrolling interests. All significant intercompany accounts and transactions have been eliminated in consolidation.

Consolidation Considerations

Current accounting guidance provides a framework for identifying a variable interest entity (“VIE”) and determining when a company should include the assets, liabilities, noncontrolling interests, and results of activities of a VIE in its consolidated financial statements. In general, a VIE is an entity or other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations. Generally, a VIE should be consolidated if a party with an ownership, contractual, or other financial interest in the VIE (a variable interest holder) has the power to direct the VIE’s most significant activities and the obligation to absorb losses or right to receive benefits of the VIE that could be significant to the VIE. A variable interest holder that consolidates the VIE is called the primary beneficiary. Upon consolidation, the primary beneficiary generally must initially record all of the VIE’s assets, liabilities, and noncontrolling interest at fair value and subsequently account for the VIE as if it were consolidated based on majority voting interest. Our Operating Partnership is deemed to be a VIE and is consolidated by the Company as the primary beneficiary.

As of September 30, 2019 and December 31, 2018, we had not entered into any other contracts/interests that would be deemed to be variable interests in VIEs other than our joint ventures with SmartCentres and our preferred equity investment, which are all accounted for under the equity method of accounting.  Please see Note 4 and Note 10 – Escondido Property. Other than the entities noted above, we do not currently have any relationships with unconsolidated entities or financial partnerships.

Under the equity method, our investments will be stated at cost and adjusted for our share of net earnings or losses and reduced by distributions. Equity in earnings will generally be recognized based on our ownership interest in the earnings of each of the unconsolidated investments.

Noncontrolling Interest in Consolidated Entities

We account for the noncontrolling interest in our Operating Partnership in accordance with the related accounting guidance. Due to our control through our general partnership interest in our Operating Partnership and the limited rights of the limited partner, our Operating Partnership, including its wholly-owned subsidiaries, are consolidated with the Company and the limited partner interest is reflected as a noncontrolling interest in the accompanying consolidated balance sheets. The noncontrolling interest shall be attributed its share of income and losses, even if that attribution results in a deficit noncontrolling interest balance.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The current economic environment has increased the degree of uncertainty inherent in these estimates and assumptions. Management will adjust such estimates when facts and circumstances dictate. Actual results could materially differ from those estimates. The most significant estimates made include the allocation of property purchase price to tangible and intangible assets acquired and liabilities assumed at relative fair value, the determination if certain entities should be consolidated, the evaluation of potential impairment of long-lived assets, and the estimated useful lives of real estate assets and intangibles.

Cash and Cash Equivalents

We consider all short-term, highly liquid investments that are readily convertible to cash with a maturity of three months or less at the time of purchase to be cash equivalents.

We may maintain cash and cash equivalents in financial institutions in excess of insured limits, but believe this risk will be mitigated by only investing in or through major financial institutions.

Restricted Cash

Restricted cash consists primarily of impound reserve accounts for property taxes, insurance and capital improvements in connection with the requirements of one of our loan agreements.

Real Estate Purchase Price Allocation

We account for acquisitions in accordance with GAAP which requires that we allocate the purchase price of a property to the tangible and intangible assets acquired and the liabilities assumed based on their relative fair values. This guidance requires us to make significant estimates and assumptions, including fair value estimates, which requires the use of significant unobservable inputs, as of the acquisition date.

The value of the tangible assets, consisting of land and buildings, is determined as if vacant. Substantially all of the leases in place at acquired properties are at market rates, as the majority of the leases are month-to-month contracts. We also consider whether in-place, market leases represent an intangible asset. We recorded approximately $2.7 million and $5.5 million in intangible assets to recognize the value of in-place leases related to our acquisitions during the nine months ended September 30, 2019 and the year ended December 31, 2018, respectively. We do not expect, nor to date have we recorded, intangible assets for the value of customer relationships because we expect we will not have concentrations of significant customers and the average customer turnover will be fairly frequent.

Allocation of purchase price to acquisitions of facilities are allocated to the individual facilities based upon an income approach or a cash flow analysis using appropriate risk adjusted capitalization rates which take into account the relative size, age, and location of the individual facility along with current and projected occupancy and rental rate levels or appraised values, if available.

Acquisitions of integrated sets of assets and activities that do not meet the definition of a business, as defined under current GAAP, are accounted for as asset acquisitions. During the nine months ended September 30, 2019 and 2018, our acquisitions have not met the definition of a business because substantially all of the fair value is concentrated in a single identifiable asset or group of similar identifiable assets (i.e. land, buildings, and related intangible assets) or because the acquisition does not include a substantive process in the form of an acquired workforce or an acquired contract that cannot be replaced without significant cost, effort or delay. As a result, once an acquisition is deemed probable, transaction costs are capitalized rather than expensed. During the nine months ended September 30, 2019 and 2018, we acquired three and five properties, respectively, that did not meet the definition of a business, and we capitalized approximately $90,000 and $184,000, respectively, of acquisition-related transaction costs.

During the three months ended September 30, 2019 and 2018, we expensed approximately $0.2 million and $0.3 million, respectively, of acquisition-related transaction costs that did not meet our capitalization criteria. During the nine months ended September 30, 2019 and 2018, we expensed approximately $0.8 million and $1.1 million, respectively, of acquisition-related transaction costs that did not meet our capitalization criteria

Evaluation of Possible Impairment of Long-Lived Assets

Management monitors events and changes in circumstances that could indicate that the carrying amounts of our long-lived assets, including those held through joint ventures, may not be recoverable. When indicators of potential impairment are present that indicate that the carrying amounts of the assets may not be recoverable, we will assess the recoverability of the assets by determining whether the carrying value of the long-lived assets will be recovered through the undiscounted future operating cash flows expected from the use of the asset and its eventual disposition. In the event that such expected undiscounted future cash flows do not exceed the carrying value, we will adjust the value of the long-lived assets to the fair value and recognize an impairment loss. For the nine months ended September 30, 2019 and 2018, no impairment losses were recognized.

Revenue Recognition

Management believes that all of our leases are operating leases. Rental income is recognized in accordance with the terms of the leases, which generally are month-to-month. Revenues from any long-term operating leases are recognized on a straight-line basis over the term of the lease. In March 2019, in connection with the acquisition of a self storage facility in Newark, New Jersey, we entered into a ten year operating lease with the seller for approximately 50,000 square feet of warehouse space. The lease contains scheduled base rent increases and future minimum lease payments totaling approximately $6.9 million. The excess of rents received over amounts contractually due pursuant to the underlying leases is included in accounts payable and accrued liabilities in our consolidated balance sheets and contractually due but unpaid rent is included in other assets.

Real Estate Facilities

Real estate facilities are recorded based on relative fair value as of the date of acquisition. We capitalize costs incurred to develop, construct, renovate and improve properties, including interest and property taxes incurred during the construction period. The construction period begins when expenditures for the real estate assets have been made and activities that are necessary to prepare the asset for its intended use are in progress. The construction period ends when the asset is substantially complete and ready for its intended use.

Depreciation of Real Property Assets

Our management is required to make subjective assessments as to the useful lives of our depreciable assets. We consider the period of future benefit of the asset to determine the appropriate useful lives.

Depreciation of our real property assets is charged to expense on a straight-line basis over the estimated useful lives as follows:

Description	Standard Depreciable Life
Land	Not Depreciated
Buildings	35 years
Site Improvements	7-10 years

Depreciation of Personal Property Assets

Personal property assets consist primarily of furniture, fixtures and equipment and are depreciated on a straight-line basis over the estimated useful lives generally ranging from 3 to 5 years, and are included in other assets on our consolidated balance sheets.

Foreign Currency Translation

For non-U.S. functional currency operations, assets and liabilities are translated to U.S. dollars at current exchange rates. Revenues and expenses are translated at the average rates for the period. All related adjustments are recorded in accumulated other comprehensive income (loss) as a separate component of equity. Transactions denominated in a currency other than the functional currency of the related operation are recorded at rates of exchange in effect at the date of the transaction. Gains or losses on foreign currency transactions are recorded in other income (expense).

Intangible Assets

We have allocated a portion of our real estate purchase price to in-place lease intangibles. We are amortizing in-place lease intangibles on a straight-line basis over the estimated future benefit period. As of September 30, 2019 and December 31, 2018, the gross amounts allocated to in-place lease intangibles was approximately $8.8 million and $6.1 million, respectively, and accumulated amortization of in-place lease intangibles totaled approximately $5.7 million and $1.9 million, respectively.

The total estimated future amortization expense of intangible assets for the years ending December 31, 2019 and 2020 is approximately $1.2 million and $1.9 million, respectively, and none for the years thereafter.

Debt Issuance Costs

The net carrying value of costs incurred in connection with our revolving credit facility are presented as debt issuance costs on our consolidated balance sheets. Debt issuance costs are amortized on a straight-line basis over the term of the related loan, which is not materially different than the effective interest method. As of September 30, 2019 and December 31, 2018, accumulated amortization of debt issuance costs related to our revolving credit facility totaled approximately $0.1 million and none, respectively.

The net carrying value of costs incurred in connection with obtaining non revolving debt are presented on the consolidated balance sheets as a reduction of the related debt. Debt issuance costs are amortized on a straight-line basis over the term of the related loan, which is not materially different than the effective interest method. As of September 30, 2019 and December 31, 2018, accumulated amortization of debt issuance costs related to non revolving debt totaled approximately $4,000 and $0.4 million, respectively.

Organization and Offering Costs

Our Advisor may fund organization and offering costs on our behalf. We are required to reimburse our Advisor for such organization and offering costs; provided, however, our Advisor will fund, and will not be reimbursed for, 1.15% of the gross offering proceeds from the sale of Class W shares towards payment of organization and offering expenses, which we will recognize as a capital contribution from our Advisor. Our Advisor must reimburse us within 60 days after the end of the month in which the initial public offering terminates to the extent we paid or reimbursed organization and offering costs (excluding sales commissions, dealer manager fees, stockholder servicing fees and dealer manager servicing fees) in excess of 3.5% of the gross offering proceeds from the Primary Offering. If at any point in time we determine that the total organization and offering costs are expected to exceed 3.5% of the gross proceeds anticipated to be received from the Primary Offering, we will recognize such excess as a capital contribution from our Advisor. Offering costs are recorded as an offset to additional paid-in capital, and organization costs are recorded as an expense.

In connection with our Primary Offering, our Dealer Manager will receive a sales commission of up to 6.0% of gross proceeds from sales of Class A shares and up to 3.0% of gross proceeds from the sales of Class T shares in the Primary Offering and a dealer manager fee up to 3.0% of gross proceeds from sales of both Class A shares and Class T shares in the Primary Offering under the terms of the Dealer Manager Agreement. Our Dealer Manager does not receive an upfront sales commission or dealer manager fee from the sales of Class W shares in the Primary Offering. In addition, our Dealer Manager receives an ongoing stockholder servicing fee that is payable monthly and accrues daily in an amount equal to 1/365th of 1% of the purchase price per share of the Class T shares sold in the Primary Offering. Our Dealer Manager also receives an ongoing dealer manager servicing fee that is payable monthly and accrues daily in an amount equal to 1/365th of 0.5% of the purchase price per share of the Class W shares sold in the Primary Offering. We will cease paying the stockholder servicing fee with respect to the Class T shares sold in the Primary Offering at the earlier of (i) the date we list our shares on a national securities exchange, merge or consolidate with or into another entity, or sell or dispose of all or substantially all of our assets, (ii) the date at which the aggregate underwriting compensation from all sources equals 10% of the gross proceeds from the sale of Class A shares, Class T shares, and Class W shares in our Primary Offering (i.e., excluding proceeds from sales pursuant to our distribution reinvestment plan), which calculation shall be made by us with the assistance of our Dealer Manager commencing after the termination of our Primary Offering; (iii) with respect to a particular Class T share, the third anniversary of the issuance of the share; and (iv) the date that such Class T share is redeemed or is no longer outstanding. We will cease paying the dealer manager servicing fee with respect to the Class W shares sold in the Primary Offering at the earlier of (i) the date we list our shares on a national securities exchange, merge or consolidate with or into another entity, or sell or dispose of all or substantially all of our assets, (ii) the date at which the aggregate underwriting compensation from all sources equals 10% of the gross proceeds from the sale of Class A shares, Class T shares, and Class W shares in our Primary Offering (i.e., excluding proceeds from sales pursuant to our distribution reinvestment plan),which calculation shall be made by us with the assistance of our Dealer Manager commencing after the termination of our Primary Offering; (iii) the end of the month in which the aggregate underwriting compensation paid in our Primary Offering with respect to Class W shares, comprised of the dealer manager servicing fee, equals 9.0% of the gross proceeds from the sale of Class W shares in our Primary Offering (i.e., excluding proceeds from sales pursuant to our distribution reinvestment plan), which calculation shall be made by us with the assistance of our Dealer Manager commencing after the termination of our Primary Offering, and (iv) the date that such Class W share is redeemed or is no longer outstanding.

Our Dealer Manager enters into participating dealer agreements with certain other broker-dealers which authorize them to sell our shares. Upon sale of our shares by such broker-dealers, our Dealer Manager will re-allow all of the sales commissions and, subject to certain limitations, the stockholder servicing fees paid in connection with sales made by these broker-dealers. Our Dealer Manager may also re-allow to these broker-dealers a portion of their dealer manager fee as marketing fees, reimbursement of certain costs and expenses of attending training and education meetings sponsored by our Dealer Manager, payment of attendance fees required for employees of our Dealer Manager or other affiliates to attend retail seminars and public seminars sponsored by these broker-dealers, or to defray other distribution-related expenses. Our Dealer Manager will also receive reimbursement of bona fide due diligence expenses; however, to the extent these due diligence expenses cannot be justified, any excess over actual due diligence expenses would have been considered underwriting compensation subject to a 10% FINRA limitation and, when aggregated with all other non-accountable expenses in connection with our Offering, may not exceed 3% of gross offering proceeds from sales in the Public Offering. We record a liability within Due to Affiliates for the future estimated stockholder and dealer manager servicing fees and a reduction to additional paid-in capital at the time of sale of the Class T and Class W shares as an offering cost.

Redeemable Common Stock

We adopted a share redemption program that will enable stockholders to sell their shares to us in limited circumstances.

We record amounts that are redeemable under the share redemption program as redeemable common stock in the accompanying consolidated balance sheets since the shares are redeemable at the option of the holder and therefore their redemption is outside our control. The maximum amount redeemable under our share redemption program will be limited to the number of shares we could repurchase with the amount of the net proceeds from the sale of shares under the distribution reinvestment plan. However, accounting guidance states that determinable amounts that can become redeemable but that are contingent on an event that is likely to occur (e.g., the passage of time) should be presented as redeemable when such amount is known. Therefore, the net proceeds from the distribution reinvestment plan are considered to be temporary equity and are presented as redeemable common stock in our consolidated balance sheets.

In addition, current accounting guidance requires, among other things, that financial instruments that represent a mandatory obligation of us to repurchase shares be classified as liabilities and reported at settlement value. Our redeemable common shares are contingently redeemable at the option of the holder. When we determine we have a mandatory obligation to repurchase shares under the share redemption program, we will reclassify such obligations from temporary equity to a liability based upon their respective settlement values.

For the nine months ended September 30, 2019, we received redemption requests totaling approximately $660,000 (approximately 29,000 shares), approximately $320,000 of which were fulfilled during the nine months ended September 30, 2019, with the remaining approximately $340,000 included in accounts payable and accrued liabilities as of September 30, 2019, and fulfilled in October 2019. For the year ended December 31, 2018, we received redemption requests totaling approximately $110,000 (approximately 4,900 shares), approximately $30,000 of which were fulfilled during the year ended December 31, 2018, with the remaining approximately $80,000 included in accounts payable and accrued liabilities as of December 31, 2018, and fulfilled in January 2019.

Accounting for Equity Awards

The cost of restricted stock is required to be measured based on the grant date fair value and the cost recognized over the relevant service period.

Fair Value Measurements

Under GAAP, we are required to measure certain financial instruments at fair value on a recurring basis. In addition, we are required to measure other financial instruments and balances at fair value on a non-recurring basis. Fair value is defined by the accounting standard for fair value measurements and disclosures as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. It also establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three levels. The following summarizes the three levels of inputs and hierarchy of fair value we will use when measuring fair value:

•	Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that we have the ability to access;
•	Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as interest rates and yield curves that are observable at commonly quoted intervals; and
•	Level 3 inputs are unobservable inputs for the assets or liabilities that are typically based on an entity’s own assumptions as there is little, if any, related market activity.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the fair value measurement will fall within the lowest level that is significant to the fair value measurement in its entirety.

The accounting guidance for fair value measurements and disclosures provides a framework for measuring fair value and establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. In determining fair value, we will utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as consider counterparty credit risk in our assessment of fair value. Considerable judgment will be necessary to interpret Level 2 and 3 inputs in determining fair value of our financial and non-financial assets and liabilities. Accordingly, there can be no assurance that the fair values we will present will be indicative of amounts that may ultimately be realized upon sale or other disposition of these assets.

Financial and non-financial assets and liabilities measured at fair value on a non-recurring basis in our consolidated financial statements consist of real estate and related liabilities assumed related to our acquisitions. The fair values of these assets and liabilities were determined as of the acquisition dates using widely accepted valuation techniques, including (i) discounted cash flow analysis, which considers, among other things, leasing assumptions, growth rates, discount rates and terminal capitalization rates, (ii) income capitalization approach, which considers prevailing market capitalization rates, and (iii) comparable sales activity. In general, we consider multiple valuation techniques when measuring fair values. However, in certain circumstances, a single valuation technique may be appropriate. All of the fair values of the assets and liabilities as of the acquisition dates were derived using Level 3 inputs.

The carrying amounts of cash and cash equivalents, restricted cash, other assets, variable – rate debt, accounts payable and accrued liabilities, distributions payable and amounts due to affiliates approximate fair value.

The table below summarizes our fixed rate note payable at September 30, 2019 and December 31, 2018. The estimated fair value of financial instruments are subjective in nature and are dependent on a number of important assumptions, including discount rates and relevant comparable market information associated with each financial instrument. The fair value of the fixed rate note payable was estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. The use of different market assumptions and estimation methodologies may have a material effect on the reported estimated fair value amounts. Accordingly, the estimates presented below are not necessarily indicative of the amounts we would realize in a current market exchange.

	September 30, 2019		December 31, 2018
	Fair Value	Carrying Value	Fair Value	Carrying Value
Fixed Rate Secured Debt	$2,380,000	$2,213,176	$2,350,000	$2,303,182

Income Taxes

We made an election to be taxed as a Real Estate Investment Trust (“REIT”), under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the “Code”), commencing with our taxable year ended December 31, 2017. To qualify as a REIT, we must continue to meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the REIT’s ordinary taxable income to stockholders (which is computed without regard to the dividends paid deduction or net capital gains and which does not necessarily equal net income as calculated in accordance with GAAP). As a REIT, we generally will not be subject to federal income tax on taxable income that we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will then be subject to federal income taxes on our taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year during which qualification is lost unless the IRS grants us relief under certain statutory provisions. Such an event could materially adversely affect our net income and net cash available for distribution to stockholders. However, we believe that we are organized and operate in such a manner as to qualify for treatment as a REIT and intend to operate in the foreseeable future in such a manner that we will remain qualified as a REIT for federal income tax purposes.

Even if we continue to qualify for taxation as a REIT, we may be subject to certain state and local taxes on our income and property, and federal income and excise taxes on our undistributed income.

We filed elections to treat our TRS as a taxable REIT subsidiary. In general, the TRS performs additional services for our customers and generally engages in any real estate or non-real estate related business. The TRS is subject to corporate federal and state income tax. The TRS follows accounting guidance which requires the use of the asset and liability method. Deferred income taxes represent the tax effect of future differences between the book and tax bases of assets and liabilities.

Per Share Data

Basic earnings per share attributable to our common stockholders for all periods presented is computed by dividing net income (loss) attributable to our common stockholders by the weighted average number of shares outstanding during the period, excluding unvested restricted stock.  Diluted earnings per share is computed by including the dilutive effect of unvested restricted stock, utilizing the treasury stock method. For all periods presented the dilutive effect of unvested restricted stock was not included in the diluted weighted average shares as such shares were antidilutive.

Recently Issued Accounting Guidance

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842).” ASU 2016-02 amends the guidance on accounting for leases. Under ASU 2016-02, lessees will be required to recognize the following for all leases (with the exception of short term leases) at the commencement date: (1) a lease liability, which is a lessee’s obligation to make lease payments arising from a lease; and (2) a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Under ASU 2016-02, lessor accounting is largely unchanged. It also includes extensive amendments to the disclosure requirements. ASU 2016-02 is effective for fiscal years and interim periods beginning after December 15, 2018. We adopted this standard on January 1, 2019 using the modified retrospective approach, without applying the provisions to comparative periods presented. Its adoption did not have a material impact on our consolidated financial statements as substantially all of our lease revenues are derived from month-to-month leases and, as lessee, we have no significant leases. In addition, the new standard requires our expected loss related to collectability of rental payments, previously reflected in property operating expenses as bad debt expense, to be reflected as an adjustment to self storage rental revenue. The impact of this was a reduction in both self storage rental revenue and property operating expenses of approximately $70,000 and $140,000 for the three and nine months ended September 30, 2019, respectively.

Note 3. Real Estate Facilities

The following summarizes the activity in real estate facilities during the nine months ended September 30, 2019:

Real estate facilities
Balance at December 31, 2018	$135,980,078
Facility acquisitions	53,396,181
Improvements and additions	593,275
Balance at September 30, 2019	$189,969,534
Accumulated depreciation
Balance at December 31, 2018	$(1,769,436)
Depreciation expense	(3,445,567)
Balance at September 30, 2019	$(5,215,003)

The following table summarizes the purchase price allocations for our acquisitions during the nine months ended September 30, 2019:

Property	Acquisition Date	Real Estate Assets	Intangibles	Total(1)	2019 Revenue(2)	2019 Property Operating Income(2)(3)
Plant City – FL	01/08/19	$13,688,543	$831,000	$14,519,543	$1,019,653	$646,638
Newark – NJ	03/26/19	28,616,948	1,429,000	30,045,948	1,631,619	1,140,948
Redmond – WA	07/23/19	11,090,690	434,000	11,524,690	154,691	82,450
		$53,396,181	$2,694,000	$56,090,181	$2,805,963	$1,870,036

(1)

The allocations noted above are based on a determination of the relative fair value of the total consideration provided and represent the amount paid for the transaction, including capitalized acquisition costs.

(2)	The operating results of the facilities acquired above have been included in our consolidated statement of operations since their respective acquisition dates.

(3)	Property operating income excludes corporate general and administrative expenses, asset management fees, depreciation, amortization, and acquisition expenses.

Note 4. Investments in Unconsolidated Real Estate Ventures

We have entered into joint venture agreements with a subsidiary of SmartCentres, an unaffiliated third party, for tracts of land owned by SmartCentres that are intended to be developed into self storage facilities.

The Company accounts for these investments using the equity method of accounting and they will be stated at cost and adjusted for our share of net earnings or losses and reduced by distributions. Equity in earnings will generally be recognized based on our ownership interest in the earnings of each of the unconsolidated investments.

The following table summarizes our investments in unconsolidated real estate ventures:

				Carrying Value of Investment
	Location	Date Real Estate Venture Acquired Land	Equity Ownership %	September 30, 2019	December 31, 2018	Expected Completion
Oshawa Property	Oshawa, Ontario	September 2018	50%	$804,772	$620,214	Second half of 2020
East York Property	East York, Ontario	January 2019	50%	5,784,353	—	Fourth quarter of 2019
Brampton Property	Brampton, Ontario	September 2019	50%	2,412,993	2,693	Second half of 2020
Vaughan Property	Vaughan, Ontario	August 2019	50%	1,648,676	236,624	Second half of 2020
Scarborough Property	Scarborough, Ontario	Expected in first half of 2020	50%	26,202	—	Second half of 2021
Kingspoint Property	Kingspoint, Ontario	Expected in first half of 2020	50%	25,766	—	Second half of 2021
				$10,702,762	$859,531

Joint Ventures with SmartCentres – Scarborough and Kingspoint

In January 2019, one of our subsidiaries entered into two contribution agreements with a subsidiary of SmartCentres, for two tracts of land located in Scarborough, Ontario (the “Scarborough Land”) and Brampton, Ontario (the “Kingspoint Land,” and collectively with the Scarborough Land, the “Ontario II Lots”) in the Greater Toronto Area of Canada. Upon closing of the Ontario II Lots, self storage facilities will be developed on both of the Ontario II Lots in joint ventures with SmartCentres.

Upon closing, the Ontario II Lots will each be owned by a limited partnership (the “Ontario II Limited Partnerships”), in which we (through our subsidiaries) and SmartCentres (through its subsidiaries) will each be a 50% limited partner and each have an equal ranking general partner in the Ontario II Limited Partnerships. It is intended that the Ontario II Limited Partnerships develop self storage facilities on the Ontario II Lots. The value of the Scarborough Land and the Kingspoint Land to be contributed by SmartCentres to the Ontario II Limited Partnerships has an agreed upon fair market value of approximately $1.8 million CAD and $3.3 million CAD, respectively. At closing, we (through our subsidiaries) will subscribe for 50% of the units in the Ontario II Limited Partnerships at an agreed upon subscription price of approximately $0.9 million CAD and $1.7 million CAD, respectively, representing contributions equivalent to 50% of the agreed upon fair market value of each parcel of land. In some circumstances, if we fail to complete the Scarborough Land and Kingspoint Land acquisition, we may forfeit up to approximately $300,000 CAD and $300,000 CAD, respectively in earnest money.

Note 5. Secured Debt

The Company’s debt is summarized as follows:

Secured Debt	September 30, 2019	December 31, 2018	Interest Rate	Maturity Date
Revolving KeyBank Credit Facility	$42,000,000	$—	3.5%	6/27/2022
KeyBank Credit Facility	—	62,000,000	4.9%	N/A
Katy Loan	2,213,176	2,303,182	6.4%	9/1/2031
Debt issuance costs, net	(69,189)	(525,321)
Total Secured Debt	$44,143,987	$63,777,861

The weighted average interest rate on our consolidated debt as of September 30, 2019 was approximately 3.68%.

KeyBank Credit Facility

On July 31, 2018, the Company, through six special purpose entities (collectively, the “Borrower”) wholly owned by our Operating Partnership, entered into a credit agreement (the “Credit Agreement”) with KeyBank, National Association (“KeyBank”), as administrative agent and KeyBanc Capital Markets, LLC, as sole book runner and sole lead arranger.

Under the terms of the Credit Agreement, the Borrower had an initial maximum borrowing capacity up to $70 million (the “KeyBank Credit Facility”). From July 31, 2018 to October 30, 2018, we borrowed $62 million on the KeyBank Credit Facility to finance the acquisition of seven self storage facilities.  On October 31, 2018, and pursuant to the terms of the Credit Agreement, the maximum borrowing capacity of the KeyBank Credit Facility was reduced to $62 million, which was the amount outstanding on the KeyBank Credit Facility as of that date and as of December 31, 2018. On January 8, 2019, the KeyBank Credit Facility was amended in order to allow the Borrower to draw an additional $6 million, which was used in connection with the acquisition of the Plant City property. The maximum borrowing capacity and the amount outstanding on the KeyBank Credit Facility was increased to $68 million.

The KeyBank Credit Facility was a term loan that had a maturity date of July 31, 2019. Payments due under the KeyBank Credit Facility were interest-only. As of June 27, 2019, the applicable interest rate was approximately 4.9% which was based on LIBOR plus 250 basis points. On June 27, 2019, the KeyBank Credit Facility was repaid in full and terminated with proceeds from the Revolving KeyBank Credit Facility.

Revolving KeyBank Credit Facility

On June 27, 2019, we, through our operating partnership, and certain affiliated entities (collectively, the “Borrower”), entered into an amended and restated credit agreement (the “Revolving KeyBank Credit Facility”) with KeyBank, as administrative agent and KeyBanc Capital Markets, LLC, as sole book runner and sole lead arranger. The Revolving KeyBank Credit Facility replaced the KeyBank Credit Facility.

Under the terms of the Revolving KeyBank Credit Facility, we had an initial maximum borrowing capacity of $55 million. On June 27, 2019, $43 million was drawn on the Revolving KeyBank Credit Facility to repay in full and terminate the KeyBank Credit Facility. The Revolving KeyBank Credit Facility may be increased by up to an additional $245 million, to a maximum credit facility size of $300 million, in minimum increments of $20 million, which KeyBank will arrange on a best efforts basis. On August 9, 2019, we entered into an amendment and joinder to amend and restate the Revolving KeyBank Credit Facility (the “First Amendment”) with KeyBank. Under the terms of the First Amendment, we added an additional $45 million to our maximum borrowing capacity for a total of $100 million with the admission of Texas Capital Bank (“Texas Capital”), Fifth Third Bank (“Fifth Third”) and SunTrust Bank (“SunTrust”) (the “Subsequent Lenders”). The Subsequent Lenders also became a party to the Revolving KeyBank Credit Facility through a joinder agreement in the First Amendment.

On November 5, 2019, we entered into an amendment and joinder to amend and restate the Revolving KeyBank Credit Facility (the “Second Amendment”) with KeyBank. Under the terms of the Second Amendment, we added an additional $35 million to increase our maximum borrowing capacity to a total of $135 million. In conjunction with the increase of the maximum borrowing capacity we drew $65 million on the Revolving KeyBank Credit Facility to close the Four Property Portfolio and three properties were added as collateral to the loan (Redmond, Charlottesville, and Charlotte I) see Note 11. After this draw, the total amount outstanding on the Revolving KeyBank Credit Facility was increased to $105 million.

The Revolving KeyBank Credit Facility is a revolving loan with an initial term of three years, maturing on June 27, 2022, with two one-year extension options subject to certain conditions outlined further in the Revolving KeyBank Credit Facility. Monthly payments due pursuant to the Revolving KeyBank Credit Facility are interest-only and the principal balance is due at maturity. The Revolving KeyBank Credit Facility bears interest based on the type of borrowing. The ABR Loans bear interest at the lesser of (x) the Alternate Base Rate (as defined in the Revolving KeyBank Credit Facility) plus the Applicable Rate, or (y) the Maximum Rate (as defined in the Revolving KeyBank Credit Facility). The Eurodollar Loans bear interest at the lesser of (a) the Adjusted LIBO Rate (as defined in the Revolving KeyBank Credit Facility) for the Interest Period in effect plus the Applicable Rate, or (b) the Maximum Rate (as defined in the Revolving KeyBank Credit Facility). The Applicable Rate means the percentage rate corresponding to our total leverage, which are as follows for Eurodollar Loans: (1) 225 basis points with a total leverage ratio greater than or equal to 55%; (2) 200 basis points with a total leverage ratio greater than or equal to 45% but less than 55%; (3) 175 basis points with a total leverage ratio greater than or equal to 35% but less than 45%; and (4) 150 basis points with a total leverage ratio less than 35%. As of September 30, 2019, the total interest rate was approximately 3.5% which was based on LIBOR plus 150 basis points. Our Operating Partnership purchased an interest rate cap with a notional amount of $50 million, such that in no event will LIBOR exceed 3.00% thereon through July 1, 2021.

The Revolving KeyBank Credit Facility is fully recourse, jointly and severally, to each of the Borrowers and is secured by cross-collateralized first mortgage liens on the Mortgaged Properties (as defined in the Revolving KeyBank Credit Facility). As of September 30, 2019, the facility encumbered the following 15 properties (Jensen Beach, Texas City, Riverside, Las Vegas I, Puyallup, Las Vegas II, Naples, Woodlands I, Humble, Woodlands II, College Station, Cypress, Queenston, Plant City and FlatRate). The Revolving KeyBank Credit Facility may be prepaid or terminated at any time without penalty, provided, however, that the Lenders shall be indemnified for any breakage costs. Pursuant to that certain guaranty (the “KeyBank Guaranty”), dated as of June 27, 2019, in favor of the Lenders, we serve as a guarantor of all obligations due under the Revolving KeyBank Credit Facility.

Under certain conditions, the Borrower may cause the release of one or more of the properties serving as collateral for the Revolving KeyBank Credit Facility, provided that no default or event of default is then outstanding or would reasonably occur as a result of such release, and after taking into account any prepayment of outstanding Loans (as defined in the Revolving KeyBank Credit Facility) necessary to maintain compliance with the financial covenants.

The Revolving KeyBank Credit Facility contains: customary affirmative, negative and financial covenants; agreements; representations; warranties and borrowing conditions; and events of default all as set forth in such loan documents. In particular, the aggregate borrowing base availability under the Revolving KeyBank Credit Facility is limited by a minimum Debt-Service-Coverage-Ratio, maximum Loan-to-Value Ratio, minimum number of Mortgaged Properties, and minimum required Pool Value for the Mortgaged Properties (capitalized terms are as defined in the Revolving KeyBank Credit Facility).  In addition, we must meet certain requirements as of the close of each fiscal quarter including a maximum Total Leverage Ratio, a minimum Tangible Net Worth, a minimum Fixed Charge Ratio and required Interest Rate Protection (capitalized terms are as defined in the Revolving KeyBank Credit Facility). As of September 30, 2019, we were in compliance with all such covenants.

Katy Loan

On October 10, 2018, in connection with the acquisition of the property in Katy, Texas (the “Katy Property”), we, through a special purpose entity formed to acquire and hold the Katy Property, assumed an approximately $2.3 million loan from John Hancock Life Insurance Company (U.S.A) (the “Katy Loan”), which is secured by a deed of trust on the Katy Property. The Katy Loan has a fixed annual interest rate of approximately 6.4% and matures on September 1, 2031.

The following table presents the future principal payment requirements on outstanding secured debt as of September 30, 2019:

2019	$30,969
2020	128,922
2021	137,392
2022	42,146,418
2023	156,038
2024 and thereafter	1,613,437
Total payments	44,213,176
Debt issuance costs, net	(69,189)
Total	$44,143,987

Note 6. Related Party Transactions

Fees to Affiliates

Our Advisory Agreement with our Advisor and our Dealer Manager Agreement with our Dealer Manager entitle our Advisor and our Dealer Manager to specified fees upon the provision of certain services with regard to the Public Offering and investment of funds in real estate properties, among other services, as well as reimbursement for organization and offering costs incurred by our Advisor on our behalf and reimbursement of certain costs and expenses incurred by our Advisor in providing services to us.

Organization and Offering Costs

Organization and offering costs of the Public Offering may be paid by our Advisor on our behalf and reimbursed to our Advisor from the proceeds of our Public Offering; provided, however, that our Advisor will fund, and will not be reimbursed for, 1.15% of the gross offering proceeds from the sale of Class W shares towards payment of organization and offering expenses. Organization and offering costs consist of all expenses (other than sales commissions, the dealer manager fee, stockholder servicing fees and dealer manager servicing fees) to be paid by us in connection with the Public Offering, including our legal, accounting, printing, mailing and filing fees, charges of our escrow holder and other accountable organization and offering expenses, including, but not limited to, (i) amounts to reimburse our Advisor for all marketing related costs and expenses such as salaries and direct expenses of employees of our Advisor and its affiliates in connection with registering and marketing our shares; (ii) technology costs associated with the Public Offering; (iii) our costs of conducting our training and education meetings; (iv) our costs of attending retail seminars conducted by participating broker-dealers; and (v) payment or reimbursement of bona fide due diligence expenses. Our Advisor must reimburse us within 60 days after the end of the month which the Public Offering terminates to the extent we paid or reimbursed organization and offering costs (excluding sales commissions, dealer manager fees, stockholder servicing fees and dealer manager servicing fees) in excess of 3.5% of the gross offering proceeds from the Primary Offering.

Advisory Agreement

We do not have any employees. Our Advisor is primarily responsible for managing our business affairs and carrying out the directives of our board of directors. Our Advisor receives various fees and expenses under the terms of our Advisory Agreement. As noted above, we are required under our Advisory Agreement to reimburse our Advisor for organization and offering costs; provided, however, our Advisor will fund, and will not be reimbursed for, 1.15% of the gross offering proceeds from the sale of Class W shares towards payment of organization and offering expenses, and is required to reimburse us within 60 days after the end of the month in which the Public Offering terminates to the extent we paid or reimbursed organization and offering costs (excluding sales commissions, dealer manager fees, stockholder servicing fees and dealer manager servicing fees) in excess of 3.5% of the gross offering proceeds from the Primary Offering.

Our Advisory Agreement also requires our Advisor to reimburse us to the extent that offering expenses, including sales commissions, dealer manager fees, stockholder servicing fees, dealer manager servicing fees and organization and offering expenses, are in excess of 15% of gross proceeds from the Public Offering. Our Advisor also receives a monthly asset management fee equal to 0.0833%, which is one-twelfth of 1%, of our aggregate asset value, as defined. Our Advisor may also be entitled to various subordinated distributions under our operating partnership agreement if we (1) list our shares of common stock on a national exchange, (2) terminate our Advisory Agreement, or (3) liquidate our portfolio.

Our Advisory Agreement provides for reimbursement of our Advisor’s direct and indirect costs of providing administrative and management services to us. Beginning four fiscal quarters after we acquire our first real estate asset, our Advisor is required to pay or reimburse us the amount by which our aggregate annual operating expenses, as defined, exceed the greater of 2% of our average invested assets or 25% of our net income, as defined, unless a majority of our independent directors determine that such excess expenses were justified based on unusual and non-recurring factors. For any fiscal quarter for which total operating expenses for the 12 months then ended exceed the limitation, we will disclose this fact in our next quarterly report or within 60 days of the end of that quarter and send a written disclosure of this fact to our stockholders. In each case the disclosure will include an explanation of the factors that the independent directors considered in arriving at the conclusion that the excess expenses were justified.

As of September 30, 2019, our aggregate annual operating expenses, as defined, did not exceed the thresholds described above.

As of December 31, 2018, we had incurred total operating expenses for the 12 months then ended that exceeded the greater of 2% of our average invested assets or 25% of our net income, as defined, in the four consecutive fiscal quarters then ended by approximately $210,000 (the “Excess Expenses”). On March 7, 2019, our board of directors, including all of the independent directors, determined that there were unusual and non-recurring factors sufficient to justify the Excess Expenses, including but not limited to: (1) the amounts reflect legitimate operating expenses necessary for the operation of our business; (2) we are still in the acquisition and development stage of our operations; (3) the start-up costs associated with our operations, including the expenses associated with being a public company (such as audit and legal services, director and officer liability insurance and fees for directors), are significant and disproportionate to our average invested assets and net income; and (4) our average invested assets were low due to us owning between two and 14 properties during the four fiscal quarter periods.

Dealer Manager Agreement

In connection with our Primary Offering, our Dealer Manager receives a sales commission of up to 6.0% of gross proceeds from sales of Class A shares and up to 3.0% of gross proceeds from sales of Class T shares in the Primary Offering and a dealer manager fee of up to 3.0% of gross proceeds from sales of both Class A shares and Class T shares in the Primary Offering under the terms of the Dealer Manager Agreement. Our Dealer Manager does not receive an upfront sales commission or dealer manager fee from sales of Class W shares in the Primary Offering. In addition, our Dealer Manager receives an ongoing stockholder servicing fee that is payable monthly and accrues daily in an amount equal to 1/365th of 1% of the purchase price per share of the Class T shares sold in the Primary Offering. Our Dealer Manager also receives an ongoing dealer manager servicing fee that is payable monthly and accrues daily in an amount equal to 1/365th of 0.5% of the purchase price per share of the Class W shares sold in the Primary Offering. We will cease paying the stockholder servicing fee with respect to the Class T shares sold in the Primary Offering at the earlier of (i) the date we list our shares on a national securities exchange, merge or consolidate with or into another entity, or sell or dispose of all or substantially all of our assets, (ii) the date at which the aggregate underwriting compensation from all sources equals 10% of the gross proceeds from the sale of Class A shares, Class T shares, and Class W shares in our Primary Offering (i.e., excluding proceeds from sales pursuant to our distribution reinvestment plan), which calculation shall be made by the Company with the assistance of our Dealer Manager commencing after the termination of our Primary Offering; (iii) with respect to a particular Class T share, the third anniversary of the issuance of the share; and (iv) the date that such Class T share is redeemed or is no longer outstanding. We will cease paying the dealer manager servicing fee with respect to the Class W shares sold in the Primary Offering at the earlier of (i) the date we list our shares on a national securities exchange, merge or consolidate with or into another entity, or sell or dispose of all or substantially all of our assets, (ii) the date at which the aggregate underwriting compensation from all sources equals 10% of the gross proceeds from the sale of Class A shares, Class T shares, and Class W shares in our Primary Offering (i.e., excluding proceeds from sales pursuant to our distribution reinvestment plan), which calculation shall be made by the Company with the assistance of our Dealer Manager commencing after the termination of our Primary Offering; (iii) the end of the month in which the aggregate underwriting compensation paid in our Primary Offering with respect to Class W shares, comprised of the dealer manager servicing fees, equals 9.0% of the gross proceeds from the sale of Class W shares in our Primary Offering (i.e., excluding proceeds from sales pursuant to our distribution reinvestment plan), which calculation shall be made by us with the assistance of our Dealer Manager commencing after the termination of our Primary Offering, and (iv) the date that such Class W share is redeemed or is no longer outstanding.

Our Dealer Manager enters into participating dealer agreements with certain other broker-dealers which authorizes them to sell our shares. Upon sale of our shares by such broker-dealers, our Dealer Manager will re-allow all of the sales commissions and, subject to certain limitations, the stockholder servicing fees paid in connection with sales made by these broker-dealers. Our Dealer Manager may also re-allow to these broker-dealers a portion of their dealer manager fee as marketing fees, reimbursement of certain costs and expenses of attending training and education meetings sponsored by our Dealer Manager, payment of attendance fees required for employees of our Dealer Manager or other affiliates to attend retail seminars and public seminars sponsored by these broker-dealers, or to defray other distribution-related expenses. Our Dealer Manager will also receive reimbursement of bona fide due diligence expenses; however, to the extent these due diligence expenses cannot be justified, any excess over actual due diligence expenses are considered underwriting compensation subject to a 10% FINRA limitation and, when aggregated with all other non-accountable expenses in connection with our Offering, may not exceed 3% of gross offering proceeds from sales in the Public Offering. We record a liability as due to affiliates for the future estimated stockholder and dealer manager servicing fees and a reduction to additional paid-in capital at the time of sale of the Class T and Class W shares as an offering cost.

Affiliated Dealer Manager

Our Prior Sponsor owns, through a wholly-owned limited liability company, a 15% non-voting equity interest in our Dealer Manager.

Property Management Agreement

Our Property Manager receives: (i) a monthly management fee for the property equal to the greater of $3,000 or 6% of the gross revenues from the property plus reimbursement of the Property Manager’s costs of managing the property and (ii) a construction management fee equal to 5% of the cost of construction or capital improvement work in excess of $10,000. In addition, our Property Manager or an affiliate has the exclusive right to offer tenant insurance plans, protection plans or similar programs (collectively “Tenant Programs”) to the tenants and is entitled to substantially all of the benefits of such Tenant Programs. The property management agreement has a three year term and automatically renews for successive three year periods thereafter, unless we or our Property Manager provide prior written notice at least 90 days prior to the expiration of the term. After the end of the initial three year term, either party may terminate a property management agreement generally upon 60 days prior written notice. With respect to each new property we acquire for which we enter into a property management agreement with our Property Manager we will also pay our Property Manager a one-time start-up fee in the amount of $3,750.

All of our properties are operated under the “SmartStop® Self Storage” brand.

Transfer Agent Agreement

Our Prior Sponsor is the owner and manager of our Transfer Agent, which is a registered transfer agent with the SEC. Pursuant to our transfer agent agreement, our Transfer Agent provides transfer agent and registrar services to us. These services are substantially similar to what a third party transfer agent would provide in the ordinary course of performing its functions as a transfer agent, including, but not limited to: providing customer service to our stockholders, processing the distributions and any servicing fees with respect to our shares and issuing regular reports to our stockholders. Our Transfer Agent may retain and supervise third party vendors in its efforts to administer certain services. We believe that our Transfer Agent, through its knowledge and understanding of the direct participation program industry which includes non-traded REITs, is particularly suited to provide us with transfer agent and registrar services. Our Transfer Agent also conducts transfer agent and registrar services for our Sponsor and a private REIT sponsored by our Sponsor.

It is the duty of our board of directors to evaluate the performance of our Transfer Agent. In connection with the engagement of our Transfer Agent, we paid a one-time initial setup fee. In addition, the other fees to be paid to our Transfer Agent are based on a fixed quarterly fee, one-time account setup fees and monthly open account fees. In addition, we will reimburse our Transfer Agent for all reasonable expenses or other changes incurred by it in connection with the provision of its services to us, and we will pay our Transfer Agent fees for any additional services we may request from time to time, in accordance with its rates then in effect. Upon the request of our Transfer Agent, we may also advance payment for substantial reasonable out-of-pocket expenditures to be incurred by it.

The initial term of the Transfer Agent Agreement is three years, which term will be automatically renewed for one year successive terms, but either party may terminate the Transfer Agent Agreement upon 90 days’ prior written notice. In the event that we terminate the Transfer Agent Agreement, other than for cause, we will pay our transfer agent all amounts that would have otherwise accrued during the remaining term of the Transfer Agent Agreement; provided, however, that when calculating the remaining months in the term for such purposes, such term is deemed to be a 12 month period starting from the date of the most recent annual anniversary date.

Pursuant to the terms of the agreements described above, the following table summarizes related party costs incurred and paid by us for the year ended December 31, 2018 and the nine months ended September 30, 2019, as well as any related amounts payable as of December 31, 2018 and September 30, 2019:

	Year Ended December 31, 2018			Nine Months Ended September 30, 2019
	Incurred	Paid	Payable	Incurred	Paid	Payable
Expensed
Operating expenses (including organizational costs)	$775,948	$754,396	$26,616	$910,866	$794,843	$142,639
Asset management fees	613,637	615,399	7,833	1,350,563	1,353,124	5,272
Property management fees	350,058	358,818	—	728,012	728,012	—
Transfer Agent expenses	163,898	153,355	10,543	197,592	196,180	11,955
Acquisition expenses	666,416	666,416	—	481,857	481,857	—
Capitalized
Acquisition expenses	76,890	76,890	—	33,600	33,600	—
Additional Paid-in Capital
Selling commissions	3,884,006	3,838,693	45,313	3,878,445	3,847,510	76,248
Dealer Manager fees	1,352,419	1,351,849	16,253	1,473,922	1,460,445	29,730
Stockholder Servicing Fees and Dealer Manager Servicing Fees(1)	1,297,283	216,670	1,595,773	2,392,317	497,444	3,490,646
Offering costs	356,021	371,085	18,302	133,355	96,161	55,496
Total	$9,536,576	$8,403,571	$1,720,633	$11,580,529	$9,489,176	$3,811,986

(1)

We pay our Dealer Manager an ongoing stockholder servicing fee that is payable monthly and accrues daily in an amount equal to 1/365th of 1% of the purchase price per share of the Class T Shares and an ongoing dealer manager servicing fee that is payable monthly and accrues daily in an amount equal to 1/365th of 0.5% of the purchase price per share of the Class W Shares sold in the Primary Offering.

Tenant Programs

We may offer a tenant insurance plan, tenant protection plan or similar program (collectively “Tenant Programs”) to customers at our properties pursuant to which our Property Manager or an affiliate is entitled to substantially all of the net revenue attributable to the sale of Tenant Programs at our properties.

In order to protect the interest of the Property Manager in receiving these revenues in light of the fact that we control the properties and, hence, the ability of the Property Manager to receive such revenues, we and an affiliate of our Property Manager agreed to transfer our respective rights in such revenue to a joint venture entity owned 0.1% by our TRS subsidiary and 99.9% by our Property Manager’s affiliate (the “PM Affiliate”).

Under the terms of the operating agreement of the joint venture entity, dated March 27, 2018 (the “JV Agreement”), our TRS will receive 0.1% of the net revenues generated from such Tenant Programs and the PM Affiliate will receive the other 99.9% of such net revenues. The JV Agreement further provides, among other things, that if a member or its affiliate terminates all or substantially all of the property management agreements or defaults in its material obligations under the JV Agreement or undergoes a change of control, as defined, (the “Triggering Member”), the other member generally shall have the right (but not the obligation) to either (i) sell all of its interest in the joint venture to the Triggering Member at fair market value (as agreed upon or as determined under an appraisal process) or (ii) purchase all of the Triggering Member’s interest in the joint venture at 95% of fair market value. For the three months ended September 30, 2019 and 2018, an affiliate of our Property Manager received net revenue from this joint venture of approximately $119,000 and $36,000, respectively. For the nine months ended September 30, 2019 and 2018, an affiliate of our Property Manager received net revenue from this joint venture of approximately $260,000 and $65,000, respectively.

Storage Auction Program

Our Sponsor owns a minority interest in a company that owns 50% of an online auction company (the “Auction Company”) that serves as a web portal for self storage companies to post their auctions for the contents of abandoned storage units online instead of using live auctions conducted at the self storage facilities. The Auction Company receives a service fee for such services. During the nine months ended September 30, 2019 and 2018, we paid approximately $7,000 and $1,000 in fees to the Auction Company related to our properties, respectively. Our properties receive the proceeds from such online auctions.

Note 7. Commitments and Contingencies

Distribution Reinvestment Plan

We adopted a distribution reinvestment plan that will allow our stockholders to have distributions otherwise distributable to them invested in additional shares of our common stock. The plan became effective on the effective date of our Offering. No sales commission or dealer manager fee will be paid on shares sold through the distribution reinvestment plan. We may amend or terminate the distribution reinvestment plan for any reason at any time upon 10 days’ prior written notice to stockholders. On June 20, 2019, our board of directors approved the Amended and Restated Distribution Reinvestment Plan, which replaced our prior distribution reinvestment plan, and became effective for distribution payments being paid beginning in July 2019. The Amended and Restated Distribution Reinvestment Plan sets the price for our shares to be equal to the estimated value per share of the Class A Shares, Class T Shares, and Class W Shares approved by the board of directors and in effect on the date of purchase of the shares under the Amended and Restated Distribution Reinvestment Plan.

As of September 30, 2019, we have sold approximately 136,000 Class A shares, 90,000 Class T shares and 20,000 Class W shares through our distribution reinvestment plan offering.

Share Redemption Program

We adopted a share redemption program that enables stockholders to sell their shares to us in limited circumstances. As long as our common stock is not listed on a national securities exchange or over-the-counter market, our stockholders who have held their stock for at least one year may be able to have all or any portion of their shares of stock redeemed by us. We may redeem the shares of stock presented for redemption for cash to the extent that we have sufficient funds available to fund such redemption.

Our board of directors may amend, suspend or terminate the share redemption program with 30 days’ notice to our stockholders. We may provide this notice by including such information in a Current Report on Form 8-K or in our annual or quarterly reports, all publicly filed with the SEC, or by a separate mailing to our stockholders. The complete terms of our share redemption program are described in detail in our prospectus.

As a result of our board of directors approving an estimated net asset value per share on June 20, 2019, the per share price for the repurchase of a given class of shares is equal to the then-current estimated net asset value per share for such class of shares.

There are several limitations on our ability to redeem shares under the share redemption program including, but not limited to:

•

Unless the shares are being redeemed in connection with a stockholder’s death, “qualifying disability” (as defined under the share redemption program) or bankruptcy, we may not redeem shares until the stockholder has held his or her shares for one year.

•	During any calendar year, we will not redeem in excess of 5% of the weighted-average number of shares outstanding during the prior calendar year.
•	The cash available for redemption is limited to the proceeds from the sale of shares pursuant to our distribution reinvestment plan.
•

We have no obligation to redeem shares if the redemption would violate the restrictions on distributions under Maryland law, which prohibits distributions that would cause a corporation to fail to meet statutory tests of solvency.

For the nine months ended September 30, 2019, we received redemption requests totaling approximately $660,000 (approximately 29,000 shares), approximately $320,000 of which were fulfilled during the nine months ended September 30, 2019, with the remaining approximately $340,000 included in accounts payable and accrued liabilities as of September 30, 2019, and fulfilled in October 2019. For the year ended December 31, 2018, we received redemption requests totaling approximately $110,000 (approximately 4,900 shares), approximately $30,000 of which were fulfilled during the year ended December 31, 2018, with the remaining approximately $80,000 included in accounts payable and accrued liabilities as of December 31, 2018, and fulfilled in January 2019.

Operating Partnership Redemption Rights

The limited partners of our Operating Partnership have the right to cause our Operating Partnership to redeem their limited partnership units for cash equal to the value of an equivalent number of our shares, or, at our option, we may purchase their limited partnership units by issuing one share of our common stock for each limited partnership unit redeemed. These rights may not be exercised under certain circumstances that could cause us to lose our REIT election. Furthermore, limited partners may exercise their redemption rights only after their limited partnership units have been outstanding for one year. Our Advisor is prohibited from exchanging or otherwise transferring its limited partnership units so long as our Advisor is acting as our advisor under the Advisory Agreement.

Other Contingencies

From time to time, we are party to legal proceedings that arise in the ordinary course of our business. We are not aware of any legal proceedings of which the outcome is reasonably likely to have a material adverse effect on our results of operations or financial condition, nor are we aware of any such legal proceedings contemplated by governmental authorities.

Note 8. Selected Quarterly Data (Unaudited)

The following is a summary of quarterly financial information for the periods shown below.

	Three months ended
	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019	September 30, 2019
Total revenues	$1,565,837	$3,015,974	$3,459,128	$4,309,571	$4,502,793
Total operating expenses	2,394,010	4,058,474	4,779,831	5,400,052	5,929,491
Operating loss	(828,173)	(1,042,500)	(1,320,703)	(1,090,481)	(1,426,698)
Net loss	(1,185,278)	(2,008,943)	(2,416,506)	(2,752,178)	(1,959,538)
Net loss attributable to common stockholders	(1,182,557)	(2,005,066)	(2,412,725)	(2,748,977)	(1,957,502)
Net loss per Class A share-basic and diluted	(0.31)	(0.44)	(0.43)	(0.37)	(0.24)
Net loss per Class T share-basic and diluted	(0.31)	(0.44)	(0.43)	(0.37)	(0.24)
Net loss per Class W share-basic and diluted	(0.31)	(0.44)	(0.43)	(0.37)	(0.24)

Note 9. Declaration of Distributions

Cash Distribution Declaration

On September 20, 2019, our board of directors declared a daily distribution rate for the fourth quarter of 2019 of approximately $0.00428 per day per share on the outstanding shares of common stock payable to Class A, Class T and Class W stockholders of record of such shares as shown on our books at the close of business on each day of the period commencing on October 1, 2019 and ending December 31, 2019. In connection with this distribution, for the stockholders of Class T shares, after the stockholder servicing fee is paid, approximately $0.00362 per day will be paid per Class T share and for the stockholders of Class W shares, after the dealer manager servicing fee is paid, approximately $0.00397 per day will be paid per Class W share. Such distributions payable to each stockholder of record during a month will be paid the following month.

Note 10. Potential Acquisitions

Surprise Property

On November 7, 2017 (as amended on March 12, 2018), one of our subsidiaries executed a purchase and sale agreement with an unaffiliated third party for the acquisition of a property that is being developed into a self storage facility located in Surprise, Arizona (the “Surprise Property”). The purchase price for the Surprise Property is approximately $7.8 million, plus closing and acquisition costs.  We expect the acquisition of the Surprise Property to close in the fourth quarter of 2019 after construction is complete on the self storage facility and a certificate of occupancy has been issued. We expect to fund such acquisition with net proceeds from our Offering and/or our revolving credit facility. If we fail to acquire the Surprise Property, in addition to the incurred acquisition costs, we may also forfeit approximately $300,000 in earnest money as a result.

San Gabriel Property

On January 4, 2018, one of our subsidiaries executed a purchase and sale agreement with an unaffiliated third party for the acquisition of a property that is being developed into a self storage facility located in San Gabriel, California (the “San Gabriel Property”). The purchase price for the San Gabriel Property is approximately $13.5 million, plus closing and acquisition costs. We expect the acquisition of the San Gabriel Property to close in the second half of 2020 after construction is complete on the self storage facility and a certificate of occupancy has been issued. We expect to fund such acquisition with net proceeds from our Offering and/or our revolving credit facility. If we fail to acquire the San Gabriel Property, in addition to the incurred acquisition costs, we may also forfeit approximately $400,000 in earnest money as a result.

Escondido Property

On April 16, 2018, one of our subsidiaries executed a purchase and sale agreement with an unaffiliated third party for the acquisition of a property that is being developed into a self storage facility located in Escondido, California (the “Escondido Property”). The purchase price for the Escondido Property is approximately $18.0 million, plus closing and acquisition costs. We expect the acquisition of the Escondido Property to close in the fourth quarter of 2019 after construction is complete on the self storage facility and a certificate of occupancy has been issued. We expect to fund such acquisition with net proceeds from our Offering and/or our revolving credit facility. If we fail to acquire the Escondido Property, in addition to the incurred acquisition costs, we may also forfeit $750,000 in earnest money as a result.

On July 31, 2018, one of our subsidiaries made a preferred equity investment of approximately $2.5 million in the entity that is developing the Escondido Property. Such investment will be redeemed upon purchase of the completed property and has an annual preferred return of 8%, to be paid quarterly, with an additional 4% preferred return to be paid upon closing of the property. The Company accounts for this preferred equity investment using the equity method of accounting and it is included in other assets in the accompanying consolidated balance sheet as of September 30, 2019 and December 31, 2018, respectively.

Piscataway Property

On August 7, 2019, a subsidiary of our Sponsor assigned its interest in a real estate contract to purchase a self storage facility located in Piscataway, New Jersey (the “Piscataway Property”) to one of our subsidiaries. The purchase price for the Piscataway Property is approximately $8.5 million, plus closing and acquisition costs. We expect the acquisition of the Piscataway Property to close in the fourth quarter of 2019. We expect to fund such acquisition with net proceeds from our Offering and/or our revolving credit facility. If we fail to acquire the Piscataway Property, we may also forfeit approximately $100,000 in earnest money as a result.

Note 11.  Subsequent Events

Completed Acquisitions

Four Property Portfolio

On October 16, 2019, one of our subsidiaries executed two purchase and sale agreements with unaffiliated third parties for the acquisition of a portfolio of four self storage facilities located in Ocoee, Florida, Charlottesville, Virginia and two in Charlotte, North Carolina (the “Four Property Portfolio”). On November 5, 2019, we closed on the acquisition of the Four Property Portfolio for a purchase price of approximately $64.45 million, plus closing and acquisition costs, which was primarily funded with a draw on the Revolving KeyBank Credit Facility.

Revolving KeyBank Credit Facility

On November 5, 2019, we entered into an amendment and joinder to amend and restate the Revolving KeyBank Credit Facility (the “Second Amendment”) with KeyBank. Under the terms of the Second Amendment, we added an additional $35 million to increase our maximum borrowing capacity for a total of $135 million.  In conjunction with the increase of the maximum borrowing capacity we drew $65 million on the Revolving KeyBank Credit Facility to close the Four Property Portfolio and three properties were added as collateral to the loan (Redmond, Charlottesville, and Charlotte I). After this draw, the total amount outstanding on the Revolving KeyBank Credit Facility was increased to $105 million. Our Operating Partnership purchased an additional interest rate cap with a notional amount of $55 million, such that in no event will LIBOR exceed 3.00% thereon through July 1, 2021.

Offering Status

As of November 1, 2019, in connection with our Offerings we have issued approximately 4,438,831 Class A shares for gross offering proceeds of approximately $109.2 million, approximately 3,466,079 Class T shares for gross offering proceeds of approximately $83.7 million and approximately 940,817 Class W shares for gross offering proceeds of approximately $21.4 million.